6/12


03022971

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Emgold Mining Corp.

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
JUN 30 2003
THOMSON FINANCIAL

FILE NO. 82- 3003 FISCAL YEAR 12-31-02

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	*AR/S (ANNUAL REPORT)*	☑
12G32BR (REINSTATEMENT)	☐	*SUPPL (OTHER)*	☐
DEF 14A (PROXY)	☐		

OICF/BY: dw

DATE : 6/23/03

82-3003

EMGOLD MINING CORPORATION
Suite 1400 – 570 Granville Street
Vancouver, British Columbia, V6C 3P1



NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN THAT the annual general meeting (the "Meeting") of the members of **EMGOLD MINING CORPORATION** (the "Company") will be held at the Strathcona Room of the Four Seasons Hotel, 791 West Georgia Street, Vancouver, British Columbia, on June 18, 2003, at the hour of 2:00 p.m., Vancouver time, for the following purposes:

1. To receive and consider the report of the directors and the consolidated financial statements of the Company together with the auditors' report thereon for the financial year ended December 31, 2002.

2. To fix the number of directors at six.

3. To elect directors for the ensuing year.

ARIS 12-31-02

4. To appoint the auditors for the ensuing year and authorize the directors to fix the remuneration to be paid to the auditors.

5. To consider and if thought advisable, approve an ordinary resolution to authorize the Directors in their discretion and subject to regulatory approval, and compliance with the policies of the TSX Venture Exchange to issue, in one or more private placements, such number of securities that exceeds 25% of the total number outstanding as at May 14, 2003, all as more fully set forth in the Information Circular accompanying this Notice.

6. To consider and if thought advisable, to pass an ordinary resolution of the Disinterested Members authorize the Directors to amend the exercise price of stock options previously granted or to be granted to insiders, directors, senior officers, employees or consultants upon such terms as may be acceptable to the TSX Venture Exchange.

7. To consider and if thought advisable, to pass an ordinary resolution of the Disinterested Members to authorize the directors in their discretion and subject to regulatory approval, and compliance with the policies of the TSX Venture Exchange to increase the number of shares reserved for issuance under the Company's Stock Option Plan to 5,584,616.

8. To transact such further or other business as may properly come before the Meeting and any adjournments thereof.

An Information Circular and a copy of the audited consolidated financial statements of the Company for the year ended December 31, 2002 and the auditors' report thereon, accompany this Notice. The Information Circular contains details of matters to be considered at the Meeting.

If you are unable to attend the Meeting in person, and wish to ensure that your shares will be voted at the Meeting, please complete, sign and date the enclosed proxy form and deliver it by fax, hand or mail in accordance with the instructions set out in the proxy form and Information Circular.

DATED this 20th day of May, 2003

BY ORDER OF THE BOARD

"William J. Witte"
William J. Witte, President

EMGOLD MINING CORPORATION
#1400 - 570 Granville Street
Vancouver, British Columbia
V6C 3P1

INFORMATION CIRCULAR

(As at April 30, 2003, except as indicated)

This information circular is furnished in connection with the solicitation of proxies by the management of EMGOLD MINING CORPORATION (the "Company") for use at the annual general meeting of the Company to be held on June 18, 2003, and at any adjournments thereof, at the time and place and for the purposes set forth in the accompanying Notice of Annual General Meeting. Pursuant to section 111 of the *Company Act* (British Columbia), advance notice of the Meeting was published in the Province newspaper on April 24th, 2003.

Unless the context otherwise requires, references to the Company include the Company and its subsidiaries.

SOLICITATION OF PROXIES

The solicitation will be conducted primarily by mail, but proxies may be solicited personally or by telephone by directors, officers and employees of the Company. The cost of solicitation will be borne by the Company.

APPOINTMENT OF PROXYHOLDER

A duly completed form of proxy will constitute the person(s) named in the enclosed form of proxy as the member's proxyholder. The persons whose names are printed in the enclosed form of proxy for the Meeting are officers or Directors of the Company (the "Management Proxyholders").

A member ("Shareholder") has the right to appoint a person, who need not be a Shareholder, other than a Management Proxyholder, to represent the Shareholder at the Meeting by striking out the names of the Management Proxyholders and by inserting the desired person's name in the blank space provided or by executing a proxy in a form similar to the enclosed form.

VOTING BY PROXY

Common shares of the Company (the "Shares") represented by properly executed proxies in the accompanying form will be voted or withheld from voting on each respective matter in accordance with the instructions of the Shareholder on any ballot that may be called for.

If no choice is specified and one of the Management Proxyholders is appointed by a Shareholder as proxyholder, such person will vote in favour of the matters proposed at the Meeting and for all other matters proposed by management at the Meeting.

The enclosed form of proxy also confers discretionary authority upon the person named therein as proxyholder with respect to amendments or variations to matters identified in the Notice of the Meeting and with respect to other matters which may properly come before the Meeting. At the date of this Information Circular, management of the Company knows of no such amendments, variations or other matters to come before the Meeting.

COMPLETION AND RETURN OF PROXY

A proxy will not be valid unless completed, signed, dated and delivered to the office of the Company's registrar and transfer agent, Computershare Trust Company of Canada in by mail in the enclosed self-addressed envelope or failing that, by mail or by hand at 9th Floor, 100 University Avenue, Toronto, ON, Canada, M5J 2Y1, or by fax 1-(866) 249-7775, not later than forty-eight (48) hours, excluding Saturdays, Sundays and holidays, prior to the time of the Meeting, unless the chairman of the Meeting elects to exercise his discretion to accept proxies received subsequently..

REGISTERED AND NON-REGISTERED HOLDERS

Only registered Shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Most Shareholders of the Company are "non-registered" Shareholders because the Shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the Shares. More particularly, a person is not a registered Shareholder in respect of Shares which are held on behalf of that person (the "Non-Registered Holder") but which are registered either: (a) in the name of an intermediary (an "Intermediary") that the Non-Registered Holder deals with in respect of the Shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSP's, RRIFs, RESPs and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited ("CDS")) of which the Intermediary is a participant. In accordance with the requirements of National Instrument 54-101 of the Canadian Securities Administrators, the Company has distributed copies of the Notice of Meeting, this Information Circular and the Proxy (collectively, the "Meeting Materials") to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders.

Intermediaries are required to forward the Meeting Materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them. Very often, Intermediaries will use service companies to forward the Meeting Materials to Non-Registered Holders. Generally, Non-Registered Holders who have not waived the right to receive Meeting Materials will either:

(a) be given a form of proxy **which has already been signed by the Intermediary** (typically by a facsimile, stamped signature), which is restricted as to the number of shares beneficially owned by the Non-Registered Holder but which is otherwise not completed. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-Registered Holder when submitting the proxy. In this case, the Non-Registered Holder who wishes to submit a proxy should otherwise properly complete the form of proxy and **deliver it to Computershare Trust Company of Canada** as provided above; or

(b) more typically, be given a voting instruction form **which is not signed by the Intermediary**, and which, when properly completed and signed by the Non-Registered Holder and **returned to the Intermediary or its service company**, will constitute voting instructions (often called a "proxy authorization form") which the Intermediary must follow. Typically, the proxy authorization form will consist of a one page pre-printed form. Sometimes, instead of the one page pre-printed form, the proxy authorization form will consist of a regular printed proxy form accompanied by a page of instructions, which contains a removable label containing a bar code and other information. In order for the form of proxy to validly constitute a proxy authorization form, the Non-Registered Holder must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and return it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company.

In either case, the purpose of this procedure is to permit Non-Registered Holders to direct the voting of the Shares which they beneficially own. Should a Non-Registered Holder who receives one of the above forms wish to vote at the Meeting in person, the Non-Registered Holder should strike out the names of the Management Proxyholders and insert the Non-Registered Holder's name in the blank space provided. **In either case, Non-Registered Holders who wish their shares to be voted at the Meeting should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or proxy authorization form is to be delivered.**

REVOCABILITY OF PROXY

Any registered Shareholder who has returned a proxy may revoke it at any time before it has been exercised. In addition to revocation in any other manner permitted by law, a proxy may be revoked by instrument in writing, including a proxy bearing a later date, executed by the registered Shareholder or by his attorney authorized in writing or, if the registered Shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized.

The instrument revoking the proxy must be in writing duly executed and delivered either to Computershare Trust Company of Canada or to the registered office of the Company, Suite 1400, 570 Granville Street, Vancouver, British Columbia, V6C 3P1, at any time up to and including the last business day that precedes the day of the Meeting, or if the Meeting is adjourned, that precedes any reconvening thereof, or with the chairman of the Meeting on the day of the Meeting or any reconvening thereof, or in any other manner provided by law. A revocation of a proxy will not affect a matter on which a vote is taken before the revocation. **Only registered Shareholders have the right to revoke a proxy. Non-Registered Holders who wish to change their vote must, at least 7 days before the Meeting, arrange for their respective Intermediaries to revoke the proxy on their behalf.**

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The Company is authorized to issue 100,000,000 common shares without par value (the "Shares"), of which 27,923,083 Shares are issued and outstanding as at April 30, 2003. The holders of Shares are entitled to one vote for Share held. Holders of Shares of record at the close of business on May 14, 2003, will be entitled to receive notice of and vote at the Meeting.

To the knowledge of the Directors and senior officers of the Company, no person beneficially owns, directly or indirectly, or exercises control or direction over Shares carrying more than 10% of the voting rights attached to all Shares of the Company, except the following:

Name	No. of Common Shares Owned or Controlled	Percentage of Outstanding Common Shares
Frank A. Lang	7,192,594 (1)	25.76%

(1) Of these Shares, 966,429 are held indirectly in the name of Dauntless Developments Ltd., 445,320 are held in the name of Mark Management Ltd., and 1,422,653 are held in the name of Lang Mining Corporation, all private companies controlled by Frank A. Lang.

ELECTION OF DIRECTORS

The Directors of the Company are elected at each Annual General Meeting and hold office until the next Annual General Meeting or until their successors are appointed. In the absence of instructions to the contrary, the enclosed proxy will be voted for the nominees herein listed.

Member approval will be sought to fix the number of Directors of the Company at six (6).

The Company is required to have an Audit Committee. Members of this committee are as set out below.

Management of the Company proposes to nominate each of the following persons for election as a Director. Information concerning such persons, as furnished by the individual nominees, is as follows:

Name, Municipality of Residence and Position	Principal Occupation or employment and, if not a previously elected Director, occupation during the past 5 years	Previous Service as a Director	Number of Common Shares beneficially owned or, directly or indirectly, Controlled [2]
Frank A. Lang, P.Eng. West Vancouver, B.C. Chairman and Director	Honorary Chairman, Aurizon Mines Ltd.; Chairman, Sultan Mining Inc.; President, Cream Minerals Ltd.; Chairman, ValGold Resources Ltd.	Since March 17, 1989	7,192,594 (2) (3)
Sargent H. Berner(1) Vancouver, B.C. Director	Partner of DuMoulin Black, Barristers & Solicitors	Since May 30, 1991	13,668 (2)
Ronald M. Lang(1) Vancouver, B.C. Director	Self-employed businessman	Since June 18, 1998	210,000 (2) (4)
Ross Guenther, P.Eng Grass Valley, California Director	Project Manager, Idaho-Maryland Mine Project	Since June 18, 1998	1,200,958 (2)
William J. Witte, P.Eng(1) West Vancouver, B.C. President, CEO and Director	Executive Vice-President, ValGold Resources Ltd. and Cream Minerals Ltd.; Director of other resource and technology based public and private companies	Since June 16, 1999	295,040 (2)
John King Burns Philadelphia, Pennsylvania, U.S.A. Director Nominee	Managing Director, Frontier Risk Management Inc.	Nominee	NIL

(1) Member of the Audit Committee.

(2) Shares beneficially owned, directly or indirectly, or over which control or direction is exercised, as at April 30, 2002, based upon information furnished to the Company by individual Directors. Unless otherwise indicated, such shares are held directly.

(3) Of these Shares, 966,429 are held indirectly in the name of Dauntless Developments Ltd., 445,320 are held in the name of Mark Management Ltd., and 1,422,653 are held in the name of Lang Mining Corporation, all private companies controlled by Frank A. Lang.

(4) Of these Shares, 210,000 are held indirectly in the name of Peachland Market Limited, a private company controlled by Ronald M. Lang.

JOHN KING BURNS

Since 1997, Mr. Burns, an independent businessman, has been employed as a consultant to several private and public companies providing business management, fundraising and financial consulting services. Currently, Mr. Burns is a director of several public and private companies and is the Managing Director and an associated person of Frontier Risk Management Inc., a Commodities Trading Advisor, Chicago, Illinois.

EXECUTIVE COMPENSATION

The following table (presented in accordance with the rules ("the Rules") made under the *Securities Act* (British Columbia)) sets forth all annual and long term compensation for services in all capacities to the Company and its subsidiaries for the three most recently completed financial years (to the extent required by the Rules) in respect of each of the individuals comprised of the Chief Executive Officer as at December 31, 2002, and the other four most highly compensated executive officers of the Company as at December 31, 2002, whose individual total compensation for the most recently completed financial year exceeded $100,000 and any individual who would have satisfied these criteria but for the fact that individual was not serving as such an officer at the end of the most recently completed financial year (collectively "the Named Executive Officers").

Summary Compensation Table

		Annual Compensation			Long Term Compensation			
					Awards		Payouts	
Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compensation ($)	Securities Under Option/ SAR's granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP Payouts ($)	All other Compensa -tion ($)
William J. Witte President & CEO	2002	51,200	NIL	NIL	NIL	NIL	NIL	NIL
	2001	NIL	NIL	NIL	NIL	NIL	NIL	NIL
	2000	NIL	NIL	NIL	NIL	NIL	NIL	NIL
Frank A. Lang (1) Chairman	2002	NIL	NIL	NIL	NIL	NIL	NIL	NIL
	2001	NIL	NIL	36,785	203,000	NIL	NIL	NIL
	2000	NIL	NIL	15,542	NIL	NIL	NIL	NIL

(1) William J. Witte replaced Frank Lang as President on July 19, 2002. During the tenure of his office as President of the Company and until July 31, 2002, Frank Lang's salary was paid by Lang Mining Corporation ("Lang Mining"). Under the management agreement between Lang Mining and the Company, a surcharge of 15% was levied against expenses incurred by Lang Mining on behalf of the Company and an additional $5,000 monthly management fee was paid to Lang Mining for the services of Frank A. Lang. On July 31, 2001, the management agreement between Lang Mining and the Company expired and was not renewed. As Lang Mining is a private company controlled by Mr. Lang, the proceeds of the surcharge and management fee were included as other compensation.

During the year ended December 31, 2002, management, administrative, geological and other services were provided by LMC Management Services Ltd. ("LMC"), a private company held jointly by the Company and other public companies, to provide services at cost to the various public entities currently sharing office space with the Company. See "Management Contracts" for further information.

Long Term Incentive Plan (LTIP) Awards

The Company does not have a LTIP, pursuant to which cash or non-cash compensation intended to serve as an incentive for performance (whereby performance is measured by reference to financial performance or the price of the Company's securities) was paid.

Option Grants During the
Most Recently Completed Financial Year

There were no options granted during the most recently completed financial year.

Aggregated Options/SAR Exercises in Last Financial Year
and Financial Year-End Option/SAR Values

The following table (presented in accordance with the Rules) sets forth details of all exercises of stock options during the most recently completed financial year by the Named Executive Officers, the number of unexercised options held by the Named Executive Officers and the financial year-end value of unexercised in-the-money options on an aggregated basis.

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options/SAR's At Fiscal Year-End (#) Exercisable/ Unexercisable	Value of Unexercised In-the-Money Options/SAR's at Fiscal Year-End ($) Exercisable/ Unexercisable
Frank A. Lang	150,000	18,000	150,000/Nil	25,600/Nil
William J. Witte	NIL	NIL	250,000/Nil	52,500/Nil

Termination of Employment, Changes in Responsibility and Employment Contracts

The Company and its subsidiaries have no employment contracts with any Named Executive Officer.

The Company and its subsidiaries have no compensatory plan or arrangement in respect of compensation received or that may be received by the Named Executive Officers in the Company's most recently completed or current financial year to compensate such executive officers in the event of the termination of employment (resignation, retirement, change of control) or in the event of a change in responsibilities following a change in control, where in respect of the Named Executive Officer the value of such compensation exceeds $100,000.

Compensation of Directors

The Company has no arrangements, standard or otherwise, pursuant to which Directors are compensated by the Company or its subsidiaries for their services in their capacity as Directors, or for committee participation, involvement in special assignments or for services as consultant or expert during the most recently completed financial year or subsequently, up to and including the date of this Information Circular.

The Company does have a formalized stock option plan for the granting of incentive stock options to the officers, employees and Directors. The purpose of granting such options is to assist the Company in compensating, attracting, retaining and motivating the Directors of the Company and to closely align the personal interests of such persons to that of the Shareholders.

There were no individual grants of options to purchase securities of the Company made during the most recently completed financial year to the Directors of the Company (excluding the Named Executive Officers).

Stock options are a significant component of the compensation received by the Directors and serve to provide incentive to such individuals to act in the best interests of the Company and its Shareholders.

INDEBTEDNESS TO COMPANY OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

There is no indebtedness of any Director, executive officer, senior officer, proposed nominee for election as a Director or associate of them, to or guaranteed or supported by the Company or any of its subsidiaries either pursuant to an employee stock purchase program of the Company or otherwise, during the most recently completed financial year.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

No insider or proposed nominee for election as a Director of the Company and no associate or affiliate of the foregoing persons has or has had any material interest, direct or indirect, in any transaction since the commencement of the Company's last completed financial year or in any proposed transaction which in either such case has materially affected or will materially affect the Company, except as noted below (see "Preference Share Debt Conversion")

APPOINTMENT OF AUDITORS

Unless otherwise instructed, the proxies given pursuant to this solicitation will be voted for the appointment of PricewaterhouseCoopers LLP, Chartered Accountants, of Vancouver, British Columbia, as the auditors of the Company to hold office for the ensuing year at a remuneration to be fixed by the Directors.

MANAGEMENT CONTRACTS

Management Agreement - Lang Mining Corporation ("Lang Mining")

The Company had a Management Services Agreement (the "Agreement") with Lang Mining, a private company controlled by Frank Lang, a director of the Company. Under the Agreement, Lang Mining provided the Company with geological, administrative and management and office services (hereinafter collectively referred to as the "Services"). In consideration for the Services, the Company agreed to pay Lang Mining a monthly management fee of $5,000 (the "Fee") during the term of the Agreement and to reimburse Lang Mining for administrative fees and expenses incurred on behalf of the Company. Additionally, the Agreement required the Company to pay Lang Mining a surcharge of 15% on the total administrative fees and expenses incurred by Lang Mining on behalf of the Company. The Management Services Agreement with Lang Mining was terminated as of July 31, 2001.

Preference Share Debt Conversion

As at December 31, 2002, Mr. Frank A. Lang and Lang Mining Corporation (collectively "Lang") remained as the major creditors of the Company, the indebtedness arising from previous advances made over a prolonged period in providing financial support to the Company. The Company entered into an agreement with Lang to issue 3,948,428 Series A First Preference shares in full satisfaction of an aggregate $789,686 of indebtedness owing to Lang. Regulatory approval of the preferred share issuance was received subsequent to the year ended December 31, 2002. Terms of the preferred share issuance are described below. Interest of $1,761 has been accrued in fiscal 2002 and is included in the notes payable balance.

The Series A First Preference Shares rank in priority to the Company's common shares and are entitled to fixed cumulative preferential dividends at a rate of 7% per annum. The shares will be redeemable by the company at any time on 30 days of written notice at a redemption price of $0.20 per share, but are redeemable by the holder only out of funds available that are not in the Company's opinion otherwise required for the development of the Company's mineral property interests or to maintain a minimum of $2 million in working capital.

The Series A First Preference Shares are convertible into common shares at any time at a ration of one common share for every four Series A First Preference Shares, which represents an effective conversion rate of $0.80 per common share. The Preference Shares also have attached a gold redemption feature by which holders may elect at the time of any proposed redemption to receive gold in specie valued at US$300 per ounce in lieu of cash, provided the Company has on hand at the time gold in specie having an aggregate value of not less than the redemption amount.

Services Agreement – LMC Management Services Ltd. ("LMC")

Commencing August 1, 2001, the Company's, management, administrative, geological and other services were provided by LMC, a private company held jointly by the Company and other public companies, to provide services on a full cost recovery basis to the various public entities currently sharing office space with the Company. During the year ended December 31, 2002, the Company paid LMC $169,424 for these services. Currently the Company has a 25% interest in LMC. There is no difference between the cost of $1 and equity value. Three months of estimated working capital is required to be on deposit with LMC under the terms of the services agreement. At July 31, 2002, the Company has a receivable from LMC of $75,557.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Except as set out herein, no Director or senior officer of the Company or any proposed nominee of management of the Company for election as a Director of the Company, nor any associate or affiliate of the foregoing persons, has any substantial interest, direct or indirect, by way of beneficial ownership or otherwise, in matters to be acted upon at the Meeting.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

Corporate governance relates to the activities of the Board, the members of which are elected by and are accountable to the Shareholders, and takes into account the role of the individual members of management who are appointed by the Board and who are charged with the day-to-day management of the Company. The Board is committed to sound corporate governance practices which are both in the interest of its Shareholders and contribute to effective and efficient decision making. The Company's general approach to corporate governance is summarized below. The Board is currently reviewing the guidelines for improved corporate governance in Canada adopted by the TSX (the "Exchange Guidelines"). More detailed information regarding the Company's compliance with the specific Exchange Guidelines is set out in Schedule "A" hereto.

The Board is currently composed of five Directors. All the proposed nominees are current Directors of the Company, except for John Burns who is standing for election for the first time.

The Exchange Guidelines suggest that the board of directors of every listed company should be constituted with a majority of individuals who qualify as "unrelated" directors. An "unrelated" director is a director who is independent of management and is free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director's ability to act with a view to the best interests of the Company, other than interests and relationships arising from shareholding. In addition, where a company has a significant Shareholder, the Exchange Guidelines suggest that the board of directors should include a number of directors who do not have interests in either the Company or the significant Shareholder. Of the proposed nominees, John Burns is considered by the Board to be "unrelated" within the meaning of the Exchange Guidelines.

Mandate of the Board

The mandate of the Board, as prescribed by the *Company Act (Britsh Columbia)*, is to manage or supervise the management of the business and affairs of the Company and to act with a view to the best interests of the Company. In doing so, the board oversees the management of the Company's affairs directly and through its Audit Committee. In fulfilling its mandate, the Board, among other matters, is responsible for reviewing and approving the Company's overall business strategies and its annual business plan, reviewing and approving the annual corporate budget and forecast, reviewing and approving significant capital investments outside the approved budget; reviewing major strategic initiatives to ensure that the Company's proposed actions accord with Shareholder objectives; reviewing succession planning; assessing management's performance against approved business plans and industry standards; reviewing and approving the reports and other disclosure issued to Shareholders; ensuring the effective operation of the Board; and safeguarding Shareholders' equity interests through the optimum utilization of the Company's capital resources.

Meetings of the Board

The Board meets at least quarterly to review, among other things, the performance of the Company. The Board also holds a meeting each year to review and assess the Company's financial budget and business plan for the ensuing year and its overall strategic objectives. This process establishes, among other things, benchmarks against which the Board may measure the performance of management. Other meetings of the Board are called to deal with special matters as circumstances require. The board met six times during the fiscal year ended December 31, 2002.

Committee Responsibilities and Activities

The company currently has an Audit Committee established to devote expertise and resources to particular areas, and to enhance the quality of discussion at Board meetings. The Audit Committee of the Board is an integral part of the Company's governance structure. The Audit Committee facilitates effective Board decision making by providing recommendations to the Board on matters within its responsibility. The Board believes that the Audit Committee assists in the effective functioning of the Board.

A summary of the responsibilities and activities and the membership of the Audit Committee are set out below.

Audit Committee

The Audit Committee assists the Board in fulfilling its responsibilities relating to the Company's corporate accounting and reporting practices. The Audit Committee is responsible for ensuring that management has established appropriate processes for monitoring the Company's systems and procedures for financial reporting and controls, reviewing all financial information in disclosure documents; monitoring the performance and fees and expenses of the Company's external auditors and recommending external auditors for appointment by Shareholders. The Audit Committee is also responsible for reviewing the Company's quarterly and annual financial statements prior to approval by the Board and release to the public. The Audit Committee also meets periodically in private with the Company's external auditors to discuss and review specific issues as appropriate. Currently, the members are Ronald M. Lang, Sargent Berner and William J. Witte. Sargent Berner is a "related" director as he is a partner in a law firm which is a service provider to the Company. William J. Witte is a "related" director as he holds the office of President and CEO of the Company, and Ronald Lang is a "related" director as he is related to a control shareholder.

Nomination and Assessment

The Board determines new nominees to the Board, although a formal process has not been adopted. The nominees are generally the result of recruitment efforts by the Board members, including both formal and informal discussions among Board members and the President and Chief Executive Officer. The Board monitors but does not formally assess the performance of individual Board members or committee members or their contributions.

Expectations of Management

The Board expects management to operate the business of the Company in a manner that enhances Shareholder value and is consistent with the highest level of integrity. Management is expected to execute the Company's business plan and to meet performance goals and objectives.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

General Authority to Conclude Placements or Transactions

Under British Columbia corporate law, directors are vested with the authority to issue shares for cash, property (including settlement of debt) or services, providing that the valuation of non-cash consideration is fair and reasonable and in the best interest of the Company and the shares issued for such consideration are reasonably valued. The Company uses the prevailing trading price of its common shares as quoted on the TSX Venture Exchange (the "Exchange") as a benchmark for valuing its shares. Pursuant to regulatory policies and prevailing industry standards, the Company may apply a discount of up to 25% from such market prices to reflect the fact that the purchasers of such treasury shares are generally subject to restrictive hold periods, for some period of time after completion of the share sale, pursuant to applicable securities legislation. Under certain policies of the Exchange, issuances of shares by way of private placement in a number in excess of 25% of a listed company's then outstanding shares may require prior shareholders' approval. In order to avoid the necessity and added expense of having to convene an additional shareholders' meeting in the event that arrangements satisfactory to the board are reached for a private placement transaction involving the issuance of shares prior to the shareholders' meeting to be held in 2004, management proposes to request advance approval at this time from the shareholders. The limitations on the approval sought are that any transaction effected by the Company to issue shares must be to parties substantially at arms-length to the Company, must be completed prior to the date of the next Annual General Meeting and must receive the acceptance for filing of the regulatory officials of the Exchange. The share issuances may occur in one or more transactions and with one or more recipients.

Management proposes that shareholders favourably consider and approve the following resolution:

> "Resolved as an ordinary resolution, that the directors of the Company be authorized to re-capitalize the Company, through the issuance of common shares for cash, property (including settlement of debts) or services, by issuing, in one or more private placements, such number of securities as would constitute in total an amount of common shares that exceeds 25% of the total number outstanding as at May 14, 2003 (the "Record Date"), during the next 12 month period."

The directors of the Company believe that passing an ordinary resolution giving effect to the foregoing is in the best interests of the Company and recommend that shareholders vote in favour of the resolution. In the event the resolution is not passed, the Exchange may not approve any private placements which result in the issuance or possible issuance of a number of shares which exceeds the 25% figure, without specific shareholder approval. Such restriction could impede the Company's timely access to required funds.

Existing Stock Options

The Company may grant additional stock options under its Stock Option Plan (the "Plan"), subject to all necessary regulatory approvals. Under the current TSX Venture Exchange policies, shareholder approval is not required for the grant of stock options if granted in accordance with the Plan. However, TSX Venture Exchange policy requires that any amendments to stock options previously granted be approved by a majority of the members at the Meeting excluding insiders and their associates (the "Disinterested Members"). Therefore, the Disinterested Members will be asked to pass an ordinary resolution of the Disinterested Members to authorize the Directors in their discretion to amend stock options granted to insiders, directors, senior officers, employees or consultants, subject to all necessary regulatory approvals.

The number of shares under option from time to time and the exercise prices of such options, and any amendments thereto, will be and have been determined by the Directors in accordance with the Plan and the policies of the TSX Venture Exchange.

Stock Option Plan

In 1997, the directors of the Company established the current Stock Option Plan (the "Plan") to encourage common share ownership in the Company by its directors, officers and employees who are primarily responsible for the management and profitable growth of its business, and to advance the interests of the Company by providing additional incentive for superior performance by such persons and to enable the Company to attract and retain valued directors, officers and employee by granting stock options to purchase unissued common shares of the Company.

Currently, the Plan reserves a total of 2,267,580 shares of which 2,149,000 have been granted as options. In order for the Company to maintain its ability to grant options under the Plan, the number of shares reserved for issuance under the Plan must be increased.

Disinterested Members will be asked to pass an ordinary resolution to authorize the Directors to increase the number of shares reserved for issuance under the Company's existing Plan from 2,267,580 to 5,584,616 shares, representing 20% of the current issued and outstanding shares of the Company.

Other Matters

Management of the Company is not aware of any matter to come before the Meeting other than as set forth in the notice of Meeting. If any other matter properly comes before the Meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares represented thereby in accordance with their best judgment on such matter.

DATED this 20th day of May, 2003.

BY ORDER OF THE BOARD

"William J. Witte"
William J. Witte
President and CEO

Schedule "A" to the Information Circular of EMGOLD MINING CORPORATION

TSX Corporate Governance Committee Guidelines		Comments
1.	The board should explicitly assume responsibility for stewardship of the Company Specifically, the board should assume responsibility for:	• The Board has assumed responsibility for the stewardship of the Company by overseeing the management and operations of the business of the Company and supervising management, which is responsible for the day-to-day conduct of the business.
(a)	adoption of a strategic planning process	• The Board has assumed responsibility for ensuring there are long-term goals and strategies in place for the Company, such goals and strategies are prepared by management and reviewed with the Board on an annual basis and are a component of the Boards' annual agenda. • The Board, as a whole, participates in discussions on corporate strategy and, if appropriate, approves the strategies and implementation plans recommended by management. • In addition, the Board provides periodic guidance throughout the year in the development of corporate strategies based on the strategic plan and annual business plans and each quarter monitors the performance of management in relation to the strategic and operational objectives set out in the annual budget.
(b)	identification of principal risks and implementation of appropriate risk-management systems	• The Board, in conjunction with management, determines the principal risks associated with the Company's business based on its knowledge of the industry, the regulatory and competitive environment within which the Company operates, and general economic conditions
(c)	communications policy	• The Board has implemented appropriate systems to ensure complete, timely and effective communications between the Company, its Shareholders, the public and regulatory agencies. • Through the Audit Committee all public financial information is reviewed and recommended to the Board for approval prior to its release.
(d)	integrity of internal control and management information systems	• The Audit Committee reviews and approves methods relating to financial controls and oversees the financial reporting process in accordance with Canadian generally accepted accounting principles.

2.	Majority of directors are "unrelated"	• An "unrelated" director under the guidelines is a director who is independent from management and is free from any interest and any business or other relationship which could materially interfere with his or her ability to act in the best interests of the Company other than interests arising from shareholding. Where a company has a significant Shareholder, in addition to a majority of "unrelated" directors, the Board should include a number of directors who do not have interests or relationships with either the Company or the significant Shareholder. • Having regard to the foregoing, none of the 5 current directors are unrelated.
3.	Disclose whether each director is "unrelated"	• Frank Lang, William Witte and Ross Guenther are related due to holding a management position with the Company and/or one of the Company's subsidiaries. Ronald Lang is a related director due to his familial relationship with a control shareholder. Sargent Berner is a partner of DuMoulin Black, the Company's legal counsel, and accordingly considered related.
4.	Appoint a committee responsible for appointment/assessment of directors, composed of a majority of unrelated directors	• The Company does not at this time have a specific committee responsible for the appointment or assessment of directors. These functions are addressed by the Board as a whole as necessary.
5.	Implement a process for assessing the effectiveness of Board, its committees and individual directors	• The Company does not have at this time a specific process established for assessing the effectiveness of its directors.
6.	Provide orientation and education programmes for new directors	• The Board is composed of experienced corporate directors. • The President, in conjunction with the Chairman of the Board, will periodically select special educational topics for presentation and discussion at Board meetings or seminars, which deal with the business and regulatory environment, new technology and other matters relating to the Company's business.
7.	Consider reducing the size of board, with a view to improve effectiveness	• The current size of the Board provides for effective meetings and communications while maintaining a diversity of views and appropriately representing Shareholders' interests.

	Guideline	Company Practice
8.	Review compensation of directors in light of risks and responsibilities	• The Board periodically reviews the compensation and benefits of the directors. In this regard, time commitments, compensation by other similar organizations and the responsibilities of directors in general are considered factors. • The Company intends to also ensure that directors' compensation aligns the Board with the interests of Shareholders, through the promotion of increased share ownership and performance-based long-term incentive compensation.
9.	Appoint a committee responsible for determining the Company's approach to corporate governance issues	• The Company intends to form a committee consisting of management and independent Board members to address its approach to corporate governance issues.
10.	Define limits to management's responsibilities by developing mandates for the Board	• The Board has a broad responsibility for supervising the management of the business and affairs of the Company. The Board has a framework for delegation of responsibilities from the Board to executive management.
11.	Establish procedures to enable the Board to function independently of management	• The Board holds sessions without management present at Board meetings where appropriate. • The independence of the Board is further enabled through the separation of the positions of Chairman and President. • The Audit Committee has specific authority to retain external advisors, as appropriate (at the expense of the Company). • Members of the Board can request at any time a meeting restricted to outside members of the Board for the purpose of discussing matters independently of management.
12.	Establish an Audit Committee with a specifically defined mandate, with all members being unrelated directors and the Board should adopt a charter for the audit committee which sets out the specific roles and responsibilities	• The Audit Committee is responsible for reviewing audit functions and the preparation of financial statements, and reviewing and recommending for approval to the Board all public disclosure information such as financial statements, quarterly reports, financial news releases, annual information forms, management's discussion and analysis and prospectuses. • The specific roles and responsibilities of the Audit Committee and the members thereof are understood by the Audit Committee members and the Board. A formal charter has not been adopted as such, but is under consideration. • The Audit Committee ensures that management has effective internal control systems and an appropriate relationship with the external auditors and meets periodically with them, without management present.



2002 ANNUAL REPORT



EMGOLD MINING CORPORATION

Annual and Quarterly Report
December 31, 2002

Emgold Mining Corporation – Letter to Shareholders 2002

Dear Fellow Shareholders:

We are pleased to present the Annual Report for Emgold Mining Corporation together with the consolidated financial statements for the fiscal year ended in December 2002.

The past year has been a dynamic period for Emgold as it pushes forward as an emerging gold producer. Emgold's leadership and project teams are passionately committed to the safe, effective and profitable development of the Idaho-Maryland Gold Mine in Grass Valley, California and the exploration of our precious metals prospects in British Columbia. We are committed to re-opening the Idaho-Maryland as one of the most modern and environmentally responsible mines in the world. Our objective is to expeditiously become a 265,000 to 400,000 per year gold producer focused primarily on our current assets.

During the last year Emgold entered into a revised mining lease and option to purchase agreement with the "BET Group" to acquire the Idaho-Maryland Gold Mine. The Agreement includes a mining lease and option to purchase the property, consisting of approximately 2,750 acres of minerals and mineral rights (with no surface rights), approximately 37 acres of land with mineral rights located around the New Brunswick Shaft and an additional parcel of 56 acres of land located west of the Idaho No. 1 Shaft. The term of the lease agreement is five years commencing on June 1, 2002. The revised agreement will cost the company less than half of the previous agreement with a simplified 3% Net Smelter Royalty and includes the additional 56 acre parcel of land necessary for faster and more cost effective development of the mine.

After Emgold entered into the revised agreement for the Idaho-Maryland Mine, we proceeded to raise capital and eliminate debt. During fiscal year 2002 the Company completed two private placements through Canaccord Capital for gross proceeds of $987,500. Subsequent to the fiscal year end, we closed a third private placement in February 2003 for additional gross proceeds of $1,112,500. Management also negotiated and received regulatory approval for a debt conversion agreement with all debt holders to accept an aggregate total of 3,948,428 million Series A First Preference Shares in full satisfaction of an aggregate $789,686 of indebtedness. The Series A First Preference Shares are convertible into common shares at any time at a ratio of one (1) common share for every four (4) Series A First Preference Shares, which represents an effective conversion rate equal to $0.80 per common share. The shares also have attached a gold redemption feature by which in certain circumstances the holders may elect at the time of a proposed redemption to receive gold valued at $300 (U.S.) per ounce in lieu of cash.

After the closure of the first financing, Emgold engaged AMEC E&C Services Ltd. (AMEC) to complete a Technical Report in accordance with National Instrument 43-101. The primary objective of the Technical Report was the definition of a revised resource for the Idaho-Maryland Property. The independent review by AMEC supports the 2002 Idaho-Maryland project mineral resource estimate and its positive exploration potential for additional gold mineralization. The Technical Report presented Measured and Indicated Mineral Resources for the Idaho-Maryland as

1.575 million tons at 0.21 ounces of gold per ton and an additional Inferred Mineral Resource of 2.413 million tons at 0.26 ounces of gold per ton. Using the historic Idaho-Maryland Mine Call Factor (MCF) of 1.44, the Measured and Indicated Mineral Resource grade is 0.27 ounces of gold per ton containing 423,000 ounces of gold and Inferred Minerals Resources grading 0.37 ounces per ton containing an additional 898,000 ounces of gold.

The Technical Report also recommends further review of historical data to develop a better understanding of the Idaho-Maryland ore body and define additional resources. Based on this recommendation, our geologists continue to "mine data" and are increasing the knowledge and resources of the mine. In April 2003 we announced increased gold resources for the Idaho-Maryland. The recently updated Measured and Indicated Resources for the Idaho-Maryland Mine are 1.666 million tons at 0.22 ounces of gold per ton and Inferred Mineral Resources are 2.477 million tons at 0.26 ounces of gold per ton. Using the historic Idaho-Maryland Mine Call Factor (MCF) of 1.44 the revised total Measured and Indicated Mineral Resources consist of 1.666 million tons grading 0.28 ounces per ton (opt) containing 472,000 ounces of gold and Inferred Mineral Resources of 2.477 million tons grading 0.38 opt containing an additional 934,000 oz of gold. The revised Mineral Resource Summary is presented in this annual report. Additional resources continue to be defined by the project team and Emgold will be announcing increased resources as they are developed from the historical information.

Emgold commissioned AMEC in October 2002 to complete a Scoping Study (Preliminary Assessment Report) to identify the necessary activities, capital and operating costs required to put the Idaho-Maryland Mine back into production. The Scoping Study was completed in January 2003. Our project team worked closely with AMEC to develop numerous plans for the further exploration and development of the Idaho-Maryland project of which two scenarios, A and B were evaluated in detail. Scenario A follows Emgold's intended plan of action while Scenario B is a base case plan without additional exploration and development, using a small portion of the existing resources defined in the Technical Report. The mining and exploration strategy was developed to access and explore the Idaho-Maryland mine by excavating a decline starting at surface from the 56-acre BET property located west of the New Brunswick site. The decline will descend at about -15% grade in a straight line until 290 ft below surface, where it will become a semi-spiral ramp to provide access to both the Idaho and Eureka areas. Neither scenario includes exploration, development or mining in the lower zones below the Brunswick 1500 level.

The Scoping Study defines the methodology to construct the Idaho-Maryland Mine processing initially 210,000 tons per year at a total capital cost of US$45 million. The operating costs have been estimated to be US$54.40 per ton (US$ 167 per oz Au) with a Net Present Value of $257 million (0% Discount) and an Internal Rate of Return of 34.4% based on US$350 per ounce gold.

To take full advantage of the potential of the Idaho-Maryland our project team is working on a long-term plan for future mine development which includes known resources in the lower New Brunswick shaft area. The plan includes expanding operations from the decline to 420,000 tons per year and ultimately refurbishing the New Brunswick Shaft and extending it possibly to the 5200 level, to bring the total mining throughput to approximately 750,000 to 840,000 tons per year. Depending on the results of further exploration and development work and ultimately the grade of potential ore, management believes it may be possible for the Idaho-Maryland to produce between 265,000 to 400,000 ounces of gold per year with a mine life in excess of 20 years.

Our focus over the next year will be development activities on the Idaho-Maryland gold property in areas above the 1,500 ft level and adjacent to the famous Idaho Number 1 stope, which produced 1 million ounces of gold from 1 million tons between 1863 and 1893. We are implementing a surface exploration program consisting of approximately 15,000 to 20,000 feet of diamond drilling from 4 to 6 surface locations. The drill program is intended to test the understanding of the structural nature of new areas in the deposit and high-grade targets defined in of the Technical Report and the Scoping Study. Applications for drill permits have been submitted to the appropriate local government agencies and we are confident we will receive the permits in a timely manner. We are also preparing the necessary documentation to submit applications to acquire a Use Permit to construct the decline and surface facilities to continue with the underground development of the Idaho-Maryland and ultimately put the mine back into production. It is anticipated that permitting will cost approximately US$500,000 and is expected to take fifteen to twenty-four months to complete.

Emgold continues to hold the Rozan property, a gold prospect, located south of Nelson in British Columbia and the Stewart property located near Ymir, British Columbia. An exploration program tested four areas of the Stewart property - the North gold Zone, the Silver King Porphyry Zone, the QFP Stockwork Zone and the Arrow Tungsten Zone. The program consisted of soil geochemical sampling and geological mapping. Further prospecting and rock chip sampling over two lobes of the Silver King intrusive located on either side of Highway 6 will be needed to fully assess the potential of the property. We are currently planning an airborne geophysical survey for the Stewart property to clarify our understanding of the nature of the gold occurrences and the possible sources of gold in the surrounding areas. In anticipation of successful results, our geologists have submitted applications for four drill sites on the Stewart property.

We believe that Emgold's focus on gold is in the best interest of our mining business and therefore to the benefit of our shareholders. We believe that gold will continue to be the strongest world currency because of significant global economic conditions and the separation of the US dollar from gold. We expect the value of the US Dollar will continue to decline because of the increasing US federal deficit compounded with record US trade deficits and record levels of corporate and consumer debt as a percentage of the US Gross Domestic Product. Another significant reason for gold to increase in value is very simple; demand exceeds supply. Approximately 120 million ounces of gold per year are consumed worldwide while only 80 million ounces per year are produced. Major gold mining companies need to replace their gold reserves as they are mined. Recently some gold companies have increased reserves on their balance sheets by merging with other mining companies. This "urge to merge" however, does not increase the worldwide supply of gold. Major mining companies will be looking to smaller companies, such as Emgold with newer deposits and recently discovered prospects to expand their gold reserves.

We would like to thank our shareholders, dedicated corporate team and consultants for their continued support and the strong belief in our mission. The enthusiastic support from the people of Grass Valley and the other surrounding communities within Nevada County is deeply appreciated and we look forward to a long and mutually beneficial relationship. We are committed to effectively developing the Idaho-Maryland as one of the most modern and environmentally responsible mines in the world.

On behalf of the Board of Directors,

William J. Witte, P. Eng.

President and CEO

Annual and Quarterly Report
December 31, 2002

Management Discussion and Analysis For The Year Ended December 31, 2002

Overview

Emgold's principal business is the exploration and development of mineral properties. Emgold is continually investigating new exploration opportunities, and mineral exploration is carried out on properties identified by management as having favourable exploration potential. Emgold advances its projects to varying degrees by prospecting, mapping, geophysics, exploration and development drilling and data evaluation until it decides either that the property has limited exploration potential and should be abandoned or that work on the property has reached a stage where the expense and risk of further exploration and development dictate that the property should be optioned to a third party. The mineral exploration business is high risk and most exploration projects do not become mines.

Financial Position

The following discussion and analysis should be read in conjunction with the audited consolidated financial statements and related notes for the years ended December 31, 2002 and 2001.

Financing Activities

At December 31, 2002, Emgold had working capital of $105,764. Working capital is defined as current assets less current liabilities.

Investing Activities

During fiscal 2002, Emgold expended $386,885 in exploration costs on the Idaho-Maryland Property. There are currently no acquisition costs associated with the Idaho-Maryland property, as the Company currently has a five-year lease and option to purchase on the property. The current lease commenced on June 1, 2002, and expires on May 31, 2007.

As acknowledgment of its past monetary delinquencies from the previous agreement involving rent, royalty and other payments in the years up to fiscal 2000, which original payments were modified as promissory notes, Emgold agreed to pay to the owners of the Idaho-Maryland Property the sum of US$139,000, which was paid prior to December 31, 2002. The term of the amended lease is for a period of five years, commencing on June 1, 2002, and ending on May 31, 2007. The owners have granted Emgold the exclusive right and option to purchase all of the leased property. As consideration for the said option, Emgold will pay to the owners the following non-refundable amounts: US$9,000 on each of the following dates: May 31, 2002, August 1, 2002, and December 1, 2002, all of which were paid. Payments of US$19,500 are due quarterly on the first day of February, May, August and November in 2003, and payments of US$25,500 quarterly on the first business day of each of the same months during the years from 2004 to 2007. In the event that all payments have been made, the purchase price for 2002 was to be US$4,350,000. For succeeding lease years in which the option may be exercised, that price shall be increased by 3% each year. All royalty payments shall be applied as a credit on the purchase price, but option payments shall not be so applied.

During the year ended December 31, 2002, Emgold expended $20,094 in acquisition costs and issued 50,000 common shares with a market value of $14,000 on the day of issuance on the Stewart property and expended $10,000 and issued 50,000 common shares with a market value of $5,000 on the day of issuance on property payments associated with the Rozan property. Exploration expenses written off during fiscal

2002 totalled $12,973 on the Stewart property and $815 on the Rozan property. Emgold also expended $1,513 on the Porph claims during fiscal 2002. The Porph claims are in good standing.

Liquidity and Capital Resources

Results of Operations

Emgold's loss for the year ended December 31, 2002, was $389,984, or $0.02 per share, compared to a loss of $40,997 or $0.00 per share for the year ended December 31, 2001. During fiscal 2002 Emgold renegotiated a lease and option to purchase the Idaho-Maryland property. As a result of the renegotiation, expenditures in fiscal 2002 increased substantially over expenditures in fiscal 2001. Legal, accounting and audit fees increased from $31,235 in fiscal 2001 to $51,590 in fiscal 2002. Office and administration fees increased from $60,404 in fiscal 2001 to $115,622 in fiscal 2002. These costs reflect the increased administrative time related to the processing of transactions and filing and other fees related to the increased activity by the Company. Shareholder communication fees have also increased from $25,990 in fiscal 2001 to $44,750 in fiscal 2002 due to the increased interest in the Company and the costs related to keeping shareholders informed of the Company's activities. Shareholder communications costs include dissemination costs associated with news releases, transfer agent and regulatory and filing fees. It also includes fees associated with the maintenance of the Company's website. There were no investor relations contracts entered into with any company or individual in fiscal 2002. Administrative expenditures will likely continue to increase as exploration and development activities on the Idaho-Maryland property proceeds.

Management fees of $30,000 were paid to Lang Mining Corporation ("Lang Mining") in the year ended December 31, 2001, with no comparative expense in the year ended December 31, 2002. The contract with Lang Mining expired on June 30, 2001. Effective August 1, 2001, a private company, LMC Management Services Ltd. ("LMC"), held equally by the public companies sharing the office space at the current office premises, was formed to perform administrative, geological and management functions for the companies. Expenses are allocated on a full overhead cost recovery basis based on activity levels, inclusive of salaries and wages, to the various companies sharing office space. There are no management or administration fees associated with the recovery of expenses.

During fiscal 2002, $15,584 was expended on finance expense relating to the promissory notes payable to an officer and director of Emgold as compared to $33,108 in fiscal 2001. Emgold has for several years been dependent upon funding from related parties. During fiscal 2002, the Company entered into two private placements, completed a debt settlement, and has been able to pay off the majority of the creditors of the Company. Mr. Frank A. Lang and Lang Mining Corporation (collectively "Lang") remained as the major creditors of the Company, the indebtedness arising from previous advances made over a prolonged period in providing financial support to the Company. The Company entered into an agreement with Lang to issue 3,948,428 Series A First Preference shares in full satisfaction of an aggregate $789,686 of indebtedness owing to Lang. Regulatory approval of the preferred share issuance was received subsequent to the year ended December 31, 2002. Terms of the preferred share issuance are described below.

The Series A First Preference Shares will rank in priority to the Company's common shares and will be entitled to fixed cumulative preferential dividends at a rate of 7% per annum. The shares will be redeemable by the company at any time on 30 days of written notice at a redemption price of $0.20 per share, but are redeemable by the holder only out of funds available that are not in the Company's opinion otherwise required for the development of the Company's mineral property interests or to maintain a minimum of $2 million in working capital.

The Series A First Preference Shares are convertible into common shares at any time at a ration of one common share for every four Series A First Preference Shares, which represents an effective conversion rate of $0.80 per common share. The Preference Shares also have attached a gold redemption feature by which holders may elect at the time of any proposed redemption to receive gold in specie valued at US$300 per ounce in lieu of cash, provided the Company has on hand at the time gold in specie having an aggregate value of not less than the redemption amount.

The Series A First Preference Shares will be non-voting unless and until the Company fails for any period aggregating two years or more to pay dividends, in which case they will carry one (1) vote per share at all annual and special meetings of shareholders thereafter.

Subsequent to December 31, 2002, Emgold completed a private placement of 2,472,222 units at a price of $0.45 per unit, for gross proceeds of $1,112,500. Each unit is comprised of one common share and one non-transferable common share purchase warrant. Each whole share purchase warrant will entitle the holder to purchase one additional common share until February 3, 2004, at an exercise price of $0.55. Canaccord Capital Corporation received a cash commission of 8% and a non-transferable broker warrant exercisable to purchase up to 494,444 common shares until February 3, 2004, at an exercise price of $0.55 per share.

Risks and Uncertainties

The business of exploration for minerals and mining involves a high degree of risk. Few properties that are explored are ultimately developed into producing mines. At present, none of Emgold's properties has a known body of commercial ore. Unusual or unexpected formations, formation pressures, fires, power outages, labour disruptions, flooding, explosions, cave-ins, landslides and the inability to obtain suitable or adequate machinery, equipment or labour are other risks involved in the operation of mines and the conduct of exploration programs. Emgold has relied on and may continue to rely upon consultants and others for exploration and development expertise. Substantial expenditures are required to establish ore reserves through drilling, to develop metallurgical processes to extract the metal from the ore and to develop the mining and processing facilities and infrastructure at any site chosen for mining. Although substantial benefits may be derived from the discovery of a major mineralized deposit, no assurance can be given that minerals will be discovered in sufficient quantities to justify commercial operations or that funds required for development can be obtained on a timely basis. The economics of developing gold and other mineral properties is affected by many factors including the cost of operations, variations in the grade of ore mined, fluctuations in metal markets, costs of processing equipment and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals and environmental protection. Emgold has a history of losses and it has no producing mines at this time.

The operations of the Company will require licenses and permits from various governmental authorities. There can be no assurance that Emgold will be able to obtain all necessary licenses and permits that may be required to carry out exploration, development and mining operations at the Idaho-Maryland Property. If all required permits are not granted, no mining operations can commence. The other properties are at the early exploration stage and to date no significant exploration work has been completed on these properties.

In the course of exploration, development and production of mineral properties, certain risks, and in particular, unexpected or unusual geological operating conditions including rock bursts, cave-ins, fires, flooding and earthquakes may occur. It is not always possible to fully insure against such risks and the Company may decide not to take out insurance against such risks as a result of high premiums or other reasons. Should such liabilities arise, they could reduce or eliminate any future profitability and result in increasing costs and a decline in the value of the securities of the Company.

Although Emgold has obtained a comprehensive legal opinion with respect to title to the Idaho-Maryland Property, there is no guarantee that its title will not be challenged or impugned. Emgold's mineral property interests may be subject to prior unregistered agreements or transfers or native land claims and title may be affected by undetected defects.

Factors beyond the control of the Company may affect the marketability of any gold or other minerals discovered. Metal prices have fluctuated widely, particularly in recent years, and are affected by numerous factors beyond the Company's control, including international economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates, gold lease rates, global or regional consumption patterns, speculative activities and worldwide production levels. The effect of these factors cannot accurately be predicted.

Emgold has limited financial resources, has no source of operating cash flow and has no assurance that additional funding will be available to it for further exploration and development of its projects or to fulfill its obligations under any applicable agreements. Its ability to continue in operation is dependent on the continuing support of its creditors, funding from related parties, and ability to secure additional financing. Although the Company has been successful in the past in obtaining financing through the sale of equity securities, there can be no assurance that it will be able to obtain adequate financing in the future or that the terms of such financing will be favourable. Failure to obtain such additional financing could result in delay or indefinite postponement of further exploration and development of its projects or failure to make payments required to acquire its core properties.

The Idaho-Maryland property is located in the State of California. Mineral exploration and mining activities in the state of California may be affected in varying degrees by government regulations relating to the mining industry. Any changes in regulations or shifts in political conditions are beyond the control of the Company and may adversely affect its business.

The mineral industry is intensely competitive in all its phases. Emgold competes with many companies possessing greater financial resources and technical facilities than itself for the acquisition of mineral concessions, claims, leases and other mineral interests as well as for the recruitment and retention of qualified employees.

Operations may be subject to environmental regulations promulgated by government agencies from time to time. Environmental legislation provides for restrictions and prohibitions on spills, releases or emissions of various substances produced in association with certain mining industry operations, such as seepage from tailings disposal areas, which would result in environmental pollution. A breach of such legislation may result in imposition of fines and penalties. In addition, certain types of operations require the submission and approval of environmental impact assessments. While environmental legislation in the state of California is well defined, it continues to evolve in a manner which means stricter standards and enforcement, and fines, penalties and closure of operations for non-compliance. Environmental assessments of proposed projects carry a heightened degree of responsibility for companies and directors, officers and employees. The cost of compliance with changes in governmental regulations has a potential to reduce or eliminate the profitability of operations.

Outlook

Emgold commissioned AMEC E&C Services Limited (AMEC) in October 2002 to complete a Scoping Study (Preliminary Assessment Report) to identify the necessary activities, capital and operating costs required to put the Idaho-Maryland Mine back into production. The Scoping Study was completed in January 2003. The Emgold project team worked closely with AMEC to develop numerous plans for the further exploration and development of the Idaho-Maryland project of which two scenarios, A and B were evaluated. Scenario A follows Emgold's intended plan of action while Scenario B is a base case plan without additional exploration and development, using a small portion of the existing resources defined in the Technical Report. The AMEC report states, "In Scenario A, a mining and exploration strategy was developed to access and explore the Idaho-Maryland mine by excavating a decline starting at surface from the 56-acre BET property located west of the Idaho No. 1 Shaft site. The decline will descend at about -15% grade in a straight line until 290 ft below surface, where it will become a semi-spiral ramp to provide access to both the Idaho and Eureka areas. Neither scenario includes exploration, development or mining in the lower areas below the Brunswick 1500 level. Additional underground exploration would be required to further advance the Dorsey Group and other targets below the 3280 level.

Scenario A evaluates mining the identified resource within the Eureka Group (approximately 190,000 tons) in five stoping areas in the Idaho area near the existing Round Hole shaft, followed by mining the resources that would be discovered and developed in the Eureka/Keel area adjacent and along strike to the east of this shaft. If exploration proves successful, these resources together would provide a mine life of approximately 10 years at an average grade of 0.53 oz/ton. Shrinkage mining would be the selected method for the Idaho area, while a mixture of shrinkage and longhole mining would be used in the Eureka/Keel area. Mining would ramp up to a steady state of approximately 600 tons per day or 210,000 tons per year, including development ore. Mine production would come from a combination of development ore, shrinkage stoping in the Idaho and Eureka areas, and longhole stoping in the Keel area, where there appears to be potential for bulk mining. In Scenario B, mine production would come from development ore, shrinkage mining, and longhole mining in the Brunswick area, where there appears to be a small number of stopes that meet the requirements of this method.

The Scoping Study defines the methodology to construct the Idaho-Maryland Mine processing initially 210,000 tons per year at a capital cost of US$45 million. The operating costs have been estimated to be US$54.40 per ton (US$ 167 per oz Au) with a Net Present Value of $257 million (0% Discount) and an Internal Rate of Return of 34.4% based on US$350 per ounce gold.

A third scenario ("Scenario C") exists as a long-term plan for future mine development. In Scenario C, known resources in the lower New Brunswick shaft area are accessed. Although the Scoping Study does not include costs associated with this scenario, it is an important developmental progression for the overall life-of- mine plan leading to potentially improved project economics and longer mine life. Management is developing a plan, which includes expanding operations from the decline to 420,000 tons per year and ultimately refurbishing the New Brunswick Shaft to bring the total mining throughput to 750,000 to 840,000 tons per year. Depending on the results of further exploration and development work and ultimately the grade of potential ore, management believes it may be possible for the Idaho-Maryland to produce between 265,000 to 400,000 ounces of gold per year with a mine life in excess of 20 years.

Emgold's focus over the next year will be development activities on the Idaho-Maryland gold property in areas above the 1,500 ft level and adjacent to the famous Idaho Number 1 stope, which produced 1 million ounces of gold from 1 million tons. The Company is implementing a surface exploration program consisting of approximately 15,000 to 20,000 feet of diamond drilling from 4 to 6 surface locations. The drill program is intended to test the understanding of the structural nature of new areas in the deposit and high-grade targets defined in the Technical Report and the Scoping Study. Applications for drill permits have been submitted to the appropriate local government agencies. Emgold is preparing the necessary documentation to submit applications to acquire a Use Permit to construct a decline and surface facilities to continue with the underground development of the Idaho-Maryland and ultimately put the mine back into production. It is anticipated that permitting will cost approximately US$500,000 and is expected to take fifteen to twenty-four months to complete.

The Company continues to review historic geologic and mining data in order to expand the existing resource base. Management is working to identify cost effective measures to put the Idaho-Maryland back into safe, effective and profitable production for the benefit of the community of Grass Valley and Emgold's shareholders.

Emgold is also planning work programs on the Rozan property, a gold prospect, located south of Nelson in British Columbia and the Stewart property located near Ymir, British Columbia. A previous exploration program tested four areas of the Stewart property - the North gold Zone, the Silver King Porphyry Zone, the QFP Stockwork Zone and the Arrow Tungsten Zone. The program consisted of soil geochemical sampling and geological mapping. Further prospecting and rock chip sampling over two lobes of the Silver King intrusive located on either side of Highway 6 will be needed to fully assess the potential of the property. The Company is currently planning an airborne geophysical survey for the Stewart property to clarify its understanding of the nature of the gold occurrences and the possible sources of gold in the surrounding areas. In anticipation of successful results, the Company's geologists have submitted applications for four drill sites on the Stewart property.

Idaho-Maryland – Mineral Resource Summary, April 7, 2003

	True Thickness (ft)	Tonnage (tons)	Gold Grade (opt)	Gold (oz)	Gold Grade (opt) 1.44 MCF[1]	Gold (oz) 1.44 MCF[1]
Eureka Group						
Measured Mineral Resource	6.5	17,000	0.18	3,000	0.29	5,000
Indicated Mineral Resource	5.7	41,000	0.27	11,000	0.37	15,000
Measured + Indicated Mineral Resources	**5.9**	**58,000**	**0.24**	**14,000**	**0.34**	**20,000**
Inferred Mineral Resource	9.5	393,000	0.21	81,000	0.30	117,000
Idaho Group						
Measured Mineral Resource	17.5	129,000	0.24	31,000	0.34	44,000
Indicated Mineral Resource	10.6	209,000	0.42	88,000	0.60	125,000
Measured + Indicated Mineral Resources	**13.3**	**338,000**	**0.35**	**119,000**	**0.50**	**169,000**
Inferred Mineral Resource	10.0	838,000	0.25	212,000	0.37	307,000
Dorsey Group						
Measured Mineral Resource	11.6	61,000	0.23	14,000	0.33	20,000
Indicated Mineral Resource	6.4	131,000	0.33	43,000	0.46	60,000
Measured + Indicated Mineral Resources	**8.0**	**192,000**	**0.30**	**57,000**	**0.42**	**80,000**
Inferred Mineral Resource	9.5	955,000	0.30	288,000	0.43	413,000
Brunswick Group						
Measured Mineral Resource	8.0	64,000	0.17	11,000	0.25	16,000
Indicated Mineral Resource	6.2	108,000	0.28	30,000	0.40	43,000
Measured + Indicated Mineral Resources	**6.9**	**172,000**	**0.24**	**41,000**	**0.34**	**59,000**
Inferred Mineral Resource	7.3	291,000	0.23	67,000	0.33	97,000
Waterman Group						
Measured Mineral Resource	70.7	831,000	0.15	127,000		
Indicated Mineral Resource	30.5	75,000	0.21	16,000		
Measured + Indicated Mineral Resources	**67.3**	**906,000**	**0.16**	**144,000**		
Idaho-Maryland Project[2]						
Measured Mineral Resource 1	13.3	271,000	0.22	59,000	0.31	85,000
Measured Mineral Resource 2	70.7	831,000	0.15	127,000	0.15	127,000
Indicated Mineral Resource	8.1	489,000	0.35	172,000	0.50	243,000
Measured + Indicated Mineral Resources	**41.1**	**1,666,000**	**0.22**	**375,000**	**0.28**	**472,000**
Inferred Mineral Resource	9.4	2,477,000	0.26	648,000	0.38	934,000

1. MCF = Mine Call Factor (not applicable to Waterman group resources). 2. Idaho-Maryland Project measured resources are split into two categories: 1. the Eureka, Idaho, Dorsey, and Brunswick Groups, and 2. the Waterman Group (stockwork / slate type ore).

Mine Call Factor

Historically at the Idaho-Maryland Mine the planned mill feed tonnage and gold grade rarely matched the actual results. This was a result of a variety of factors that could be resolved by adjusting the planned production by a constant number. This number or factor is called the multiplier factor or Mine Call Factor (MCF). Commonly, deposits of this type typically underpredict the gold produced. The MCF is necessary to accurately predict the ultimate gold recovery because sampling of high-grade material causes this condition including, inconsistent assaying procedures for the high-grade samples and, in places, the use of too low a bulk density number.

James Askew & Associates ("JAA") conducted a detailed investigation into historic mine-mill reconciliation at the Idaho-Maryland. JAA selected data from later years (1950 to 1952), where the records of mine and mill production were kept in some detail and were traceable to parts of the mine. Two factors were calculated: a "model" (underground sampling) to "mine" (muck car sampling) factor, equal to 1.21, and a "mine" to "mill" factor, calculated to be 1.19. The total Mine Call Factor is equal to 1.44. AMEC reviewed the work done by JAA and agrees with their results. The use of the Mine Call Factor can be used to establish a relationship between the historic underground channel samples and expected production. This factor should only be used on the nuggety vein system data. The more homogeneous slate hosted mineralization should not be factored at any resource category.

EMGOLD MINING CORPORATION
(an exploration stage company)
CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2002 and 2001

Management's Responsibility for Financial Reporting

The accompanying consolidated financial statements of the Company have been prepared by management in accordance with Canadian generally accepted accounting principles. The financial statements contain estimates based on management's judgement. Management maintains an appropriate system of internal controls to provide reasonable assurance that transactions are authorized, assets safeguarded, and proper records maintained.

The Audit Committee of the Board of Directors has met with the company's independent auditors to review the scope and results of the annual audit and to review the consolidated financial statements and related financial reporting matters prior to submitting the consolidated financial statements to the Board for approval.

The Company's independent auditors, PricewaterhouseCoopers LLP, are appointed by the shareholders to conduct an audit in accordance with generally accepted auditing standards in Canada and their report follows.

William J. (Bill) Witte
President & Director

April 25, 2003



PricewaterhouseCoopers LLP
Chartered Accountants
PricewaterhouseCoopers Place
250 Howe Street, Suite 700
Vancouver, British Columbia
Canada V6C 3S7
Telephone +1 (604) 806 7000
Facsimile +1 (604) 806 7806

Auditors' Report

To the Shareholders of
Emgold Mining Corporation

We have audited the consolidated balance sheets of **Emgold Mining Corporation** as at December 31, 2002 and 2001 and the consolidated statements of operations and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2002 and 2001 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles. As required by the Company Act (British Columbia), we report that, in our opinion, these principles have been applied, after giving retroactive effect to the change in the method of accounting for exploration expenditures as explained in note 2, on a consistent basis.

PricewaterhouseCoopers LLP

Chartered Accountants

Vancouver, British Columbia
April 25, 2003

EMGOLD MINING CORPORATION

(an exploration stage company)
Consolidated Balance Sheets
As at December 31, 2002 and 2001

	2002	2001 (restated)
Assets		
Current assets		
Cash and cash equivalents	$ 116,584	$ 7,128
Due from related parties (Note 10(c))	75,557	–
Prepaid expenses and deposits	33,348	–
Accounts receivable	6,583	959
	232,072	8,087
Reclamation bond	3,000	3,000
Equipment (Note 4)	6,229	–
Mineral property interests (Note 4)	87,533	36,952
	$ 328,834	$ 48,039
Liabilities and Shareholders' Equity (Deficiency)		
Current liabilities		
Accounts payable and accrued liabilities	$ 99,376	$ 56,495
Due to related parties (Note 10)	26,932	871,666
Promissory notes payable (Note 5)	–	459,894
	126,308	1,388,055
Notes payable (Note 6)	791,447	–
	917,755	1,388,055
Shareholders' equity (deficiency)		
Share capital (Note 7)	18,292,876	17,151,797
Deficit	(18,881,797)	(18,491,813)
	(588,921)	(1,340,016)
	$ 328,834	$ 48,039

Nature of operations (Note 1)
Subsequent events (Notes 4(ii), 6 and 14)
Commitments (Notes 4(ii) and 12)

See accompanying notes to consolidated financial statements.

Approved by the Directors

Frank A. Lang
Director

William J. Witte
Director

EMGOLD MINING CORPORATION

(an exploration stage company)
Consolidated Statements of Operations and Deficit
Years ended December 31, 2002 and 2001

	2002	2001 (restated)
Expenses		
Amortization	$ 505	$ 2,123
Exploration expenses (see schedule)	400,698	55,629
Foreign exchange loss (gain)	3,748	3,468
Finance expense (Notes 6 and 10)	15,584	33,108
Legal, accounting and audit	51,590	31,235
Management fees (Note 10)	–	30,000
Office and administration	115,622	60,404
Shareholder communications	44,750	25,990
Travel	3,304	16
	(635,801)	(241,973)
Other expenses and income		
Loss on disposal of equipment	–	(74,555)
Reversal of Idaho-Maryland property accruals (Note 5)	245,417	293,639
Refund of Idaho-Maryland deposit previously written off	–	48,619
Write-down of mineral property interests (Note 4)	(1)	(67,717)
Interest income	401	990
Loss for the year	(389,984)	(40,997)
Deficit, beginning of year	(18,491,813)	(18,450,816)
Deficit, end of year	$(18,881,797)	$(18,491,813)
Loss per share – basic and diluted	$ (0.02)	$ (0.00)
Weighted average number of common shares outstanding	20,597,538	18,546,990
Total common shares outstanding at end of year	25,119,319	18,589,319

See accompanying notes to consolidated financial statements.

EMGOLD MINING CORPORATION

(an exploration stage company)
Consolidated Statements of Cash Flows
Years ended December 31, 2002 and 2001

	2002	2001 (restated)
Cash provided by (used for):		
Operations:		
Loss for the year	$ (389,984)	$ (40,997)
Items not involving cash		
Amortization	505	2,123
Loss on disposal of equipment	–	74,555
Write-down of mineral property interests	1	67,717
Reversal of Idaho-Maryland property accruals	(245,417)	–
	(634,895)	103,398
Changes in non-cash operating working capital		
Accounts receivable	(5,624)	4,594
Due to/from related parties	96,156	225,106
Prepaid expenses and deposits	(33,348)	–
Accounts payable and accrued liabilities	42,881	(318,704)
	(534,830)	14,394
Investing activities:		
Mineral property acquisition costs	(31,581)	(21,350)
Equipment additions	(6,734)	–
	(38,315)	(21,350)
Financing activities:		
Promissory notes payable	(214,478)	–
Common shares issued for cash	897,079	–
	682,601	–
Increase in cash during the year	109,456	(6,956)
Cash, beginning of year	7,128	14,084
Cash, end of year	$ 116,584	$ 7,128

Supplementary information:		
Financing and investing activities		
Shares issued for Rozan property payment	5,000	2,000
Shares issued for Stewart property payment	14,000	3,000
Shares issued for debt settlements	225,000	–

See accompanying notes to consolidated financial statements.

1. Nature of operations and going concern:

These financial statements are prepared on a going-concern basis, which implies that the Company will continue realizing its assets and discharging its liabilities in the normal course of business.

The Company is in the process of exploring its mineral property interests and has not yet determined whether its mineral property interests contain mineral reserves that are economically recoverable. The Company's continuing operations and the underlying value and recoverability of the amounts shown for mineral property interests are entirely dependent upon the existence of economically recoverable mineral reserves, the ability of the Company to obtain the necessary financing to complete the exploration and development of the mineral property interests, and on future profitable production or proceeds from the disposition of the mineral property interests.

As at December 31, 2002, the Company had working capital of $105,764 (2001 – working capital deficiency of $1,379,968), and a deficit of $18,881,797 (2001 – $18,491,813). On January 14, 2003, the Company completed a private placement for gross proceeds of $1,112,500. See Note 14.

The Company's ability to continue in operation is dependent on its ability to secure additional financing. While it has been successful in securing additional financing in the past, there can be no assurance that it will be able to do so in the future. Accordingly, these financial statements do not reflect adjustments to the carrying value of assets and liabilities and balance sheet classifications used that would be necessary if going concern assumptions were not appropriate. Some adjustments could be material.

2. Change in accounting policies:

The Company previously issued statutory financial statements to its shareholders on the financial position as at December 31, 2001 and 2000, and the results of operations and cash flows for each of the years in the two-year period ended December 31, 2001. These financial statements have been distributed to shareholders and filed with the regulatory authorities.

Through to December 31, 2001, the Company capitalized its exploration costs on its mineral property interests. In fiscal 2002, the Company has determined that the following changes to the Company's financial reporting is appropriate:

(i) Change in accounting for exploration and development expenditures as disclosed in Note 3(g).

(ii) Change in its accounting policy for stock compensation as disclosed in Note 3(k).

Under generally accepted accounting principles in Canada changes in accounting policies are given effect to on a retroactive basis, other than stock-based compensation. Therefore, these financial statements have been changed to reflect the change in accounting for exploration and development expenditures.

3. **Significant accounting policies:**

(a) Basis of consolidation

These consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles. They include the accounts of the Company and its wholly owned subsidiaries. All material intercompany balances and transactions have been eliminated.

(b) Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenditures during the reporting period. Significant areas where management's judgement is required include the determination of impairment of mineral property interests and capital assets, reclamation obligations, rates for depreciation, and classification of accounts receivable between current and non-current assets. In assessing the underlying values of mineral property interests, management considers both internally prepared life-of-mine studies and the estimated cash flows under actual or proposed arrangements with other parties for development and operation of the interest. These arrangements may, and likely, will, change in the future in response to changing business conditions, and these changes may impact the Company's estimates of cash flows. Actual results could differ from those estimated.

(c) Cash and cash equivalents

Cash and cash equivalents include cash, and those short-term money market instruments that are readily convertible to cash with an original term of less than 90 days.

(d) Temporary investments

Temporary investments are carried at the lesser of cost and net realizable value and have maturity dates between 90 days and 1 year. Premiums and discounts at the time of acquisition of those investments are amortized to income over the term to maturity of the investment.

(e) Equipment

Equipment is recorded at cost and is depreciated using a straight-line basis at the rate of 20% per annum for office and exploration equipment and 30% per annum for computer equipment.

3. Significant accounting policies (continued):

(f) Mineral property interests

Mineral property acquisition costs are capitalized and deferred until the property to which they relate is placed into production, sold, allowed to lapse or abandoned. These costs will be amortized over the estimated life of the property following commencement of commercial production or written off if the property is sold, allowed to lapse or abandoned.

Mineral property acquisition costs include cash expenses at cost and the fair market value of common shares, based on the trading price of the shares, issued for mineral property interests pursuant to the terms of the related property agreement. Payments relating to a property acquired under an option or joint venture agreement, where payments are made at the sole discretion of the Company, are recorded as mineral property costs upon payment.

Although the Company has taken steps to verify title to mineral properties in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company's title. Property title may be subject to unregistered prior agreements and non-compliance regulatory requirements.

The amount shown for mineral property interests represents acquisition costs incurred to date and the fair market value of common shares issued to acquire mineral property interests and does not necessarily reflect present or future value.

Administrative and exploration expenditures are expensed in the year incurred. Property investigation costs, where a property interest is not acquired, are expensed as incurred.

(g) Exploration and development expenditures

In 2002 the Company changed its accounting policy with respect to exploration and development expenditures. Acquisition costs are capitalized, as in prior years. Exploration and development expenditures are expensed until a pre-feasibility or feasibility study has been completed that indicates the property is economically feasible. Capitalized costs are written down to their estimated recoverable amount if the mineral properties are determined to be uneconomic or are placed for sale. Previously, the Company's policy was to capitalize acquisition, exploration and development costs for non-producing properties until the property is in commercial production or is abandoned. Accumulated costs relating to abandoned properties would have been expensed in the year they are abandoned. This change in accounting policy has been applied retroactively and had the effect of increasing (decreasing) the following:

	Years ended December 31,	
	2002	**2001**
Loss for the year	$ –	$ 22,990
Opening deficit	110,507	87,517
Closing deficit	–	110,507
Mineral property interests	$(110,507)	$(110,507)

3. Significant accounting policies (continued):

(h) Translation of foreign currencies

The Company's operations in the United States are considered to be integrated for the purposes of foreign currency translation. Monetary assets and liabilities are translated at the rate of exchange prevailing at the balance sheet date, non-monetary assets and related depreciation at applicable historical rates and revenue and expense items at the average rate of exchange prevailing on transaction dates. Foreign currency translation gains or losses are included in the consolidated statements of operations and deficit.

(i) Income taxes

Income taxes are calculated using the liability method of accounting. Temporary differences arising from the difference between the tax basis of an asset or liability and its carrying amount on the balance sheet are used to calculate future income tax liabilities or assets. Future income tax liabilities or assets are calculated using the tax rates anticipated to apply in the periods that the temporary differences are expected to reverse.

(j) Loss per common share

Loss per common share is computed using the weighted average number of common shares outstanding during the year. All outstanding options and warrants are anti-dilutive and therefore have no effect on determination of loss per share.

(k) Share option plan

The Company has adopted the new Canadian standard for accounting for stock-based compensation. As permitted by the standard, the Company has elected not to follow the fair value method of accounting for stock options granter. Under this method, no compensation expense is recognized when the options are granted pursuant to the plan.

In accordance with the standard, the fair value of any options granted after January 1, 2002 are disclosed within the notes to the accounts. There were no such options granted in 2002 therefore no such disclosure has been made. Any consideration paid by directors and employees on exercise of stock options or purchase of shares is credited to share capital.

4. Property, plant and equipment:

(i) Equipment:

	2002			2001		
	Cost	Accumulated depreciation	Net book value	Cost	Accumulated depreciation	Net book value
Equipment	$ 6,734	$ 505	$ 6,229	$ –	$ –	$ –

(ii) Mineral property interests:

The cumulative acquisition costs of the Company's interest in mineral property interests owned, leased or under option, consist of the following:

Mineral property acquisition costs	2002	2001 (restated)
Idaho-Maryland Property, California	$ 1	$ 1
Holly Property, Nevada	–	1
Rozan Property, British Columbia	38,990	23,990
Porph Claim, British Columbia	4,812	3,324
Stewart Property, British Columbia	43,730	9,636
	$ 87,533	$ 36,952

Idaho-Maryland Property, California

Until fiscal 2000, the Company had three distinct interests in the Idaho-Maryland Property and surrounding areas in Grass Valley Mining District, California. During fiscal 2000 the option to purchase and the lease of this property lapsed. In fiscal 2002, the Company was able to renegotiate with the owners of the property to extend and revise the terms of the mining lease and option. All acquisition and exploration costs relating to the Idaho-Maryland property were written off in fiscal 1999 and expenditure since then has been written off in subsequent years.

As a compromise of its monetary delinquencies involving rent, royalty and other payments in the years up to fiscal 2000, which original payments were modified as promissory notes, the Company agreed to pay to the owners the sum of US$139,000, which was paid prior to December 31, 2002. The term of the amended lease is for a period of five years, commencing on June 1, 2002, and ending on May 31, 2007. The owners have granted to the Company the exclusive right and option to purchase all of the leased property. As consideration for the said option, the Company shall pay to the owners the following non-refundable amounts: US$9,000 on each of the following dates: May 31, 2002, August 1, 2002, and December 1, 2002, all of which were paid. Payments of US$19,500 are due quarterly on the first day of February, May, August and November in 2003, and payments of US$25,500 quarterly on the first business day of each of the same months during the years from 2004 to 2007. In the event that all payments have been made, the purchase price for 2002 was to be US$4,350,000. For succeeding lease years in which the option may be exercised, that price shall be increased by 3% each year. All royalty payments shall be applied as a credit on the purchase price, but option payments shall not be so applied.

4. Property, plant and equipment (continued):

(ii) Mineral property interests (continued):

Holly Gold Property, Nevada

The Company wrote the property down by $34,386 in fiscal 2001 to a nominal carrying value of $1 and has written the remaining nominal carrying value of $1 off in fiscal 2002.

Rozan Gold Property, British Columbia

In 2000 the Company entered into an option agreement to acquire the rights to the Rozan Gold Property, a prospect located south of the community of Nelson in the Red Mountain area of southeastern British Columbia. The Company can earn a 100% interest in the property by making stepped payments totalling $100,000 ($20,000 paid) and issuing 200,000 (150,000 issued) common shares by April 1, 2006. The property is subject to a 3% net smelter returns royalty. The Company has the right to purchase 66 2/3% of the royalty for the sum of $1,000,000 and has the first right of refusal to purchase the remaining 33 1/3%. Subsequent to December 31, 2002, 50,000 common shares were issued and $10,000 paid for the property payment due on April 1, 2003.

Porph Claims, British Columbia

The Company has staked six claims contiguous to the Stewart Property located near Nelson in southeastern British Columbia.

Stewart Property, British Columbia

In 2001 the Company entered into an option agreement to acquire the rights to the Stewart mineral claims, a prospect located close to Nelson in southeastern British Columbia. The Company can earn a 100% interest in the property by making payments totalling $150,000 ($20,000 paid) and issuing 200,000 common shares (100,000 issued) by 2007. The Company has also agreed to incur exploration expenditures of $49,200 over two years ($28,732 incurred to December 31, 2002). The property is subject to a 3% net smelter returns royalty. The Company has the right to purchase 66 2/3% of the royalty for the sum of $1,000,000 and has the first right of refusal to purchase the remaining 33 1/3%.

5. Promissory notes payable:

	2002	2001
Promissory notes and accrued interest	$ –	$ 459,894

In connection with the Idaho-Maryland property (refer to Note 4), the company issued to the owners of the property a number of promissory notes instead of cash payments in relation to the option agreement. These promissory notes had an 8% annual interest rate. During fiscal 2002, the owners of the property agreed to a payment of $214,477 (US$139,000) from the Company as settlement for payment of these notes. The balance of $245,417 has been recorded as other income in fiscal 2002.

6. **Notes payable:**

	2002	2001
Notes payable	$ 791,447	$ –

During fiscal 2002, the Company entered into private placements, completed a debt settlement, and has been able to pay off the majority of the creditors of the Company. Mr. Frank A. Lang and Lang Mining Corporation (collectively "Lang") remained as the major creditors of the Company, the debt arising from financial support provided to the Company over a prolonged period. The Company entered into an agreement with Lang to issue 3,948,428 Series A First Preference shares in full satisfaction of an aggregate $789,686 of indebtedness owing to Lang. Regulatory approval of the preferred share issuance was received subsequent to the year ended December 31, 2002. Terms of the preferred share issuance are described below. Interest of $1,761 has been accrued in fiscal 2002 and is included in the notes payable balance.

The Series A First Preference Shares will rank in priority to the Company's common shares and will be entitled to fixed cumulative preferential dividends at a rate of 7% per annum. The shares will be redeemable by the company at any time on 30 days of written notice at a redemption price of $0.20 per share, but are redeemable by the holder only out of funds available that are not in the Company's opinion otherwise required for the development of the Company's mineral property interest or to maintain a minimum of $2 million in working capital.

The Series A First Preference Shares will be convertible into common shares at any time at a ratio of one common share for every four Series A First Preference Shares, which represents an effective conversion price of $0.80 per common share. The Preference Shares also have attached a gold redemption feature by which holders may elect at the time of any proposed redemption to receive gold in specie valued at US$300 per ounce in lieu of cash, provided the Company has on hand at the time gold in specie having an aggregate value of not less than the redemption amount.

7. **Share capital:**

Authorized:

500,000,000 (2001 – 50,000,000) common shares without par value

50,000,000 first preference shares without par value

7. **Share capital (continued):**

Issued and fully paid:

	Number of Shares	Amount
Balance, December 31, 2000	18,489,319	$17,146,797
Shares issued for other:		
Rozan property payment at $0.04	50,000	2,000
Stewart property payment at $0.06	50,000	3,000
Balance, December 31, 2001	18,589,319	17,151,797
Shares issued for cash:		
Private placement, less share issue costs	1,600,000	342,579
Private placement, less share issue costs	2,350,000	524,000
Warrants exercised	50,000	12,500
Stock options exercised	180,000	18,000
Shares issued for other:		
Debt settlement at $0.10	2,250,000	225,000
Rozan property payment at $0.10	50,000	5,000
Stewart property payment at $0.28	50,000	14,000
Balance, December 31, 2002	25,119,319	$18,292,876

At December 31, 2002, there were 4,558 (2001 – 4,558) common shares held in escrow. These shares were cancelled and returned to treasury subsequent to year-end.

Stock options:

The Company has a fixed stock option plan for its directors and employees to acquire common shares of the Company at a price determined by the fair market value of the shares at the date of grant. The maximum aggregate number of common shares reserved for issuance pursuant to the plan is 2,267,580 common shares, of which 118,500 stock options are still available to be issued. The stock options currently outstanding are exercisable for periods up to ten years.

A summary of the changes in stock options for the years ended December 31, 2002 and 2001, is presented below:

	Shares	Weighted Average Exercise Price
Balance, December 31, 2000	1,203,000	$0.282
Cancelled	(55,000)	$0.255
Expired	(221,000)	$0.300
Granted	1,257,000	$0.100
Balance, December 31, 2001	2,184,000	$0.180
Exercised	(180,000)	$0.100
Cancelled, forfeited and expired	(35,000)	$0.240
Balance, all exercisable, December 31, 2002	1,969,000	$0.180

EMGOLD MINING CORPORATION

(an exploration stage company)
Notes to the Consolidated Financial Statements
Years ended December 31, 2002 and 2001

7. Share capital (continued):

The following table summarizes information about the stock options outstanding at December 31, 2002:

Range of Exercise Price	Number Outstanding and Exercisable at December 31, 2002	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price
$0.25	352,000	6.26 years	$0.25
$0.30	540,000	2.07 years	$0.30
$0.10	1,077,000	8.83 years	$0.10
	1,969,000	8.33 years	$0.18

Warrants:

As at December 31, 2002, the following share purchase warrants issued in connection with financings made by private placements were outstanding:

Number of Warrants	Exercise Price	Expiry Date
960,000	$0.30	September 20, 2003
960,000	$0.30	September 27, 2003
2,820,000	$0.30	December 20, 2003
4,740,000		

8. Income and resource taxes:

(a) *A reconciliation between the Company's statutory and effective tax rate is as follows:*

	2002	2001
Statutory tax rate	39.62%	44.62%
Loss for the year	$ (389,984)	$ (40,997)
Provision for income taxes based on statutory Canadian combined federal and provincial tax rates	(154,512)	(18,293)
Non-deductible differences	6,132	13,411
Recognized tax losses	–	(152,716)
Benefits from losses not recognized	139,882	2,156,139
Differences in foreign tax rates	8,498	(8,799)
	–	–

8. Income and resource taxes (continued):

(b) The significant components of the Company's future tax assets are as follows:

	2002	2001
Future income tax assets:		
Operating losses carried forward	$ 1,134,672	$ 1,311,625
Mineral property interests representing excess of tax basis over carrying value	5,473,658	5,291,210
Other	147,457	356
	6,755,787	6,603,191
Valuation allowance for future tax assets	(6,755,787)	(6,603,191)
	–	–
Future income tax liabilities:		
Future income tax liability for finance costs	–	–
Future income tax liability for mineral property interests representing excess of carrying value over tax basis	–	–
	–	–
Net future income tax liability	$ –	$ –

The realization of income benefits related to these future potential tax deductions is uncertain and cannot be viewed as more likely than not. Accordingly, no future income tax asset has been recognized for accounting purposes.

(c) The Company has Canadian non-capital losses carried forward of $3,185,491 that may be available for tax purposes. The losses expire as follows:

Expiry date	$
2003	686,418
2004	888,846
2005	535,698
2006	428,149
2007	238,584
2008	122,737
2009	285,059
	3,185,491

9. Segmented financial information:

The Company has one operating segment, which is the exploration and development of mineral properties. The Company's mineral property interests and capital assets are located in the United States and Canada. Details of expenditures on these properties are shown on the consolidated schedules of exploration expenses to the financial statements.

10. Related party transactions and balances:

Services rendered by:		2002		2001
Legal fees (a)	$	32,887	$	89,020
Director (b)	$	72,154	$	23,551
LMC Management Services Ltd. (c)	$	169,424	$	28,194
Lang Mining Corporation (d)	$	--	$	89,020

Balances receivable from (payable to) (e):				
LMC Management Services Ltd.	$	75,557	$	--
Receivable from:	$	75,557	$	--
Lang Mining Corporation (d) and (e)	$	--	$	(372,133)
ValGold Resources Ltd.	$	(137)	$	(2,661)
Sultan Minerals Inc.	$	--	$	(3,313)
LMC Management Services Ltd.	$	--	$	(30,168)
Directors (e)	$	(15,566)	$	(446,995)
Legal fees (a)	$	(11,229)	$	(16,390)
Payable to:	$	(26,932)	$	(871,666)

Related party transactions not disclosed elsewhere in these consolidated financial statement are as follows:

(a) Legal fees were paid to a law firm of which a director is a partner.

(b) A director of the Company, who is also project manager at the Idaho-Maryland property, receives project management consulting services.

(c) Commencing August 1, 2001, management, administrative, geological and other services are provided by LMC Management Services Ltd. ("LMC"), a private company held jointly by the Company and other public companies, to provide services at cost to the various public entities currently sharing office space with the Company. Currently the Company has a 25% interest in LMC. Three months of estimated working capital is required to be on deposit with LMC under the terms of the services agreement. There is no difference between the cost of $1 and equity value.

(d) Lang Mining Corporation ("Lang Mining") is a private company controlled by an officer and director of the Company. Lang Mining provided management services at a rate of $5,000 per month, and provided, accounting, geological, and other services at cost plus 15%, until June 30, 2001.

Effective July 2001 the Company, in agreement with Lang Mining, discontinued payment of the $5,000 per month management fee and cost plus 15% administration fee. (See Note 10 (c)).

10. Related party transactions and balances (continued):

(e) The amounts are non-interest bearing and due on demand, with no fixed terms of repayment, except for a balance owing to a director and officer of the Company, which bears interest at 10% per annum. This balance was settled by the issuance of preferred shares (Refer to Note 6 - Notes payable) subsequent to the year ended December 31, 2002. Interest of $15,584 has been accrued and is included in the notes payable. Interest on related party transactions were recorded at the exchange amounts, which are measured at fair value.

(f) During the year ended December 31, 2002, a debt settlement of 2,250,000 common shares at a price of $0.10 was completed to settle $225,000 of debt with three directors of the Company and a private company controlled by a director and officer of the Company.

11. Financial instruments:

Financial instruments are recorded at cost. Fair value estimates are made at the balance sheet date, based upon relevant market information relating to the financial instrument. These estimates are subjective in nature and involve uncertainties and significant matters of judgement. Changes in assumptions could significantly affect these estimates.

12. Rental commitment:

The Company has a rental commitment for its subsidiary office premises of US$30,397 in fiscal 2003 and US$23,048 in fiscal 2004. See note 4 (ii) for further commitments.

13. Comparative figures:

Certain of the prior year's figures have been reclassified to conform to the current year's presentation.

14. Subsequent event:

Subsequent to December 31, 2002, the Company completed a private placement of 2,472,222 units at a price of $0.45 per unit, for gross proceeds of $1,112,500. Each unit is comprised of one common share and one non-transferable common share purchase warrant. Each whole share purchase warrant will entitle the holder to purchase one additional common share until February 3, 2004, at an exercise price of $0.55. Canaccord Capital Corporation received a cash commission of 8% and a non-transferable broker warrant exercisable to purchase up to 494,444 common shares until February 3, 2004, at an exercise price of $0.55 per share.

EMGOLD MINING CORPORATION

(an exploration stage company)
Consolidated Schedules of Exploration Expenses
Years ended December 31, 2002 and 2001

	December 31, 2002	December 31, 2001 (restated)
Idaho-Maryland Mine, California		
Exploration costs		
Assays and analysis	$ 350	$ –
Consulting and engineering studies	138,176	24,326
Geological and geochemical	127,213	–
Land lease and taxes	78,812	–
Site activities	25,765	6,215
Transportation	16,569	2,098
Incurred during the year	386,885	32,639
Rozan Property, British Columbia		
Exploration costs		
Assays and analysis	117	346
Geological and geochemical	525	(4,568)
Site activities	173	11,453
Incurred during the year	815	7,231
Porph Claim, British Columbia		
Exploration costs		
Site activities	25	–
Incurred during the year	25	–
Stewart Property, British Columbia		
Exploration costs		
Assays and analysis	7,615	11,814
Geological and geochemical	4,468	3,004
Site activities	843	941
Transportation	47	–
Incurred during the year	12,973	15,759
Total Exploration Expenses	$ 400,698	$ 55,629



British Columbia Securities Commission

QUARTERLY AND YEAR END REPORT

BC FORM 51-901F
(previously Form 61)

Freedom of Information and Protection of Privacy Act: The personal information requested on this form is collected under the authority of and used for the purpose of administering the *Securities Act*. Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6729), PO Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver BC V7Y 1L2. Toll Free in British Columbia 1-800-373-5393

INSTRUCTIONS

This report must be filed by Exchange Issuers within 60 days of the end of their first, second and third fiscal quarters and within 140 days of their year end. "*Exchange Issuer*" means an issuer whose securities are listed and posted for trading on the Canadian Venture Exchange and are not listed and posted on any other exchange or quoted on a trading or quotation system in Canada. Three schedules must be attached to this report as follows:

SCHEDULE A: FINANCIAL STATEMENTS

Financial statements prepared in accordance with generally accepted accounting principles are required as follows:

For the *first, second and third financial quarters*:
Interim financial statements prepared in accordance with section 1751 of the CICA Handbook, including the following: balance sheet, income statement, statement of retained earnings, cash flow statement, and notes to the financial statements.

The periods required to be presented, consistent with CICA Handbook section 1751, are as follows:

- a balance sheet as of the end of the current interim period and a comparative balance sheet as of the end of the immediately preceding fiscal year;
- a statement of retained earnings cumulatively for the current fiscal year-to-date, with a comparative statement for the comparable year-to-date period of the immediately preceding fiscal year; and
- income statements and cash flow statements for the current interim period and cumulatively for the current fiscal year-to-date, with comparative statements for the comparable interim periods (current and year-to-date) of the immediately preceding fiscal year.

For the financial year end:
Annual audited financial statements prepared on a comparative basis.

Exchange Issuers with a fiscal year of less than or greater than 12 months should refer to National Policy No. 51 *Changes in the Ending Date of a Financial Year and in Reporting Status* for guidance.

Issuers in the development stage are directed to the guidance provided in CICA Accounting Guideline AcG-11 *Enterprises in the Development Stage* that states "enterprises in the development stage are encouraged to disclose in the income statement and in the cash flow statement cumulative balances from the inception of the development stage."

Issuers that have been involved in a reverse take-over should refer to the guidance found in BCIN #52-701 (previously NIN #91/21) with respect to such transactions including the requirement or disclosure of supplementary information regarding the legal parent's prior financial operations.

SCHEDULE B: SUPPLEMENTARY INFORMATION

The supplementary information set out below must be provided when not included in Schedule A.

1. *Analysis of expenses and deferred costs*
   Provide a breakdown of amounts presented in the financial statements for the following: deferred or expensed exploration, expensed research, deferred or expensed development, cost of sales, marketing expenses, general and administrative expenses, and any other material expenses reported in the income statement and any other material deferred costs presented in the balance sheet.

   The breakdown should separately present, at a minimum, each component that comprises 20% or more of the total amount for a material classification presented on the face of the financial statements. All other components of a material classification may be grouped together under the heading "miscellaneous" or "other" in the cost breakdown; the total for "miscellaneous" should not exceed 30% of the total for a material classification.

   Breakdowns are required for the year-to-date period only. Breakdowns are not required for comparative periods.

   Issuers in the development stage are reminded that Section 3(9)(b) of the BC Securities Commission's Rules requires a schedule or note to the financial statements containing an analysis of each of exploration, research, development and administration costs, whether expensed or deferred and if the issuer is a natural resource issuer, that analysis for each material property. Because the analysis required by Rule 3(9)(b) must be included in the financial statements, the information does not have to be repeated in Schedule B. Consistent with CICA Accounting Guidelines AcG-11, staff considers an issuer to be in the development stage when it is devoting substantially all of its efforts to establishing a new business and planned principal operations have not commenced. Further, in staff's view, the lack of significant revenues for the past two years normally indicates that an issuer is in the development stage.

2. *Related party transactions*
   Provide disclosure of all related party transactions as specified in Section 3840 of the CICA Handbook.

3. *Summary of securities issued and options granted during the period*
   Provide the following information for the year-to-date period:
   (a) summary of securities issued during the period, including date of issue, type of security (common shares, convertible debentures, etc.), type of issue (private placement, public offering, exercise of warrants, etc.) number, price, total proceeds, type of consideration (cash, property, etc.) and commission paid, and
   (b) summary of options granted during the period, including date, number, name of optionee for those options granted to insiders, generic description of other optionees (e.g. "employees",) exercise price and expiry date.

4. *Summary of securities as at the end of the reporting period*
   Provide the following information as at the end of the reporting period:
   (a) description of authorized share capital including number of shares for each class, dividend rates on preferred shares and whether or not cumulative, redemption and conversion provisions,
   (b) number and recorded value for shares issued and outstanding,
   (c) description of options, warrants and convertible securities outstanding, including number or amount, exercise or conversion price and expiry date, and any recorded value, and
   (d) number of shares in each class of shares subject to escrow or pooling agreements.

5. *List the names of the directors and officers as at the date this report is signed and filed.*

SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS

1. *General Instructions*
   (a) Management discussion and analysis provides management with the opportunity to discuss an issuer's business, current financial results, position and future prospects.
   (b) Focus the discussion on material information, including liquidity, capital resources, known trends,

commitments, events, risks or uncertainties, that is reasonably expected to have a material effect on the issuer.

(c) For an issuer with active ongoing operations the discussion should be substantive (e.g. generally two to four pages in length); for an issuer with limited operations the discussion may not be as extensive (e.g. one page).

(d) The discussion must be factual, balanced and non-promotional.

(e) Where the discussion relates to a mineral project, as defined in National Instrument 43-101 "Standards of Disclosure for Mineral Projects," the disclosure must comply with NI 43-101.

2. *Description of Business*
Provide a brief description of the issuer's business. Where an issuer is inactive and has no business, disclose these facts together with a description of any plans to reactivate and the business the issuer intends to pursue.

3. *Discussion of Operations and Financial Condition*
Provide a meaningful discussion and analysis of the issuer's operations for the current year-to-date period presented in the financial statements. Discuss the issuer's financial condition as at the date of the most recent balance sheet presented in the financial statements.

The following is a list of items that should be addressed in management's discussion and analysis of the issuer's operations and financial condition. This is not intended to be an exhaustive list of the relevant items.

(a) expenditures included in the analysis of expenses and deferred costs required under Securities Rule 3(9)(b) and Schedule B;
(b) acquisition or abandonment of resource properties material to the issuer including material terms of any acquisition or disposition;
(c) acquisition or disposition of other material capital assets including material terms of the acquisition, or disposition;
(d) material write-off or write-down of assets;
(e) transactions with related parties, disclosed in Schedule B or the notes to the financial statements;
(f) material contracts or commitments;
(g) material variances between the issuer's financial results and information previously disclosed by the issuer, (for example if the issuer does not achieve revenue and profit estimates previous released, discuss this fact and the reasons for the variance);
(h) material terms of any existing third party investor relations arrangements or contracts including:
   i. the name of the person;
   ii. the amount paid during the reporting period; and
   iii. the services provided during the reporting period;
(i) legal proceedings;
(j) contingent liabilities;
(k) *default under debt or other contractual obligations;*
(l) a breach of corporate, securities or other laws, or of an issuer's listing agreement with the Canadian Venture Exchange including the nature of the breach, potential ramifications and what is being done to remedy it;
(m) regulatory approval requirements for a significant transaction including whether the issuer has obtained the required approval or has applied for the approval;
(n) management changes; or
(o) special resolutions passed by shareholders.

4. *Subsequent Events*
Discuss any significant events and transactions that occurred during the time from the date of the financial statements up to the date that this report is certified by the issuer.

5. *Financings, Principal Purposes and Milestones*
(a) In a tabular format, compare any previously disclosed principal purposes from a financing to actual expenditures made during the reporting period.
(b) Explain any material variances and the impact, if any, on the issuer's ability to achieve previously disclosed objectives and milestones.

6. *Liquidity and Solvency*
Discuss the issuer's working capital position and its ability to meet its ongoing obligations as they become due.

How to File Under National Instrument 13-101 – System for Electronic Document Analysis and Retrieval (SEDAR)
BC Form 51-901F Quarterly and Year End Reports are filed under Category of Filing: Continuous Disclosure and Filing Type: Interim Financial Statements or Annual Financial Statements. Schedule A (Financial Statements) is filed under Document Type: Interim Financial Statements or Annual Financial Statements. Schedule B (Supplementary Information) and Schedule C (management Discussion) are filed under Document Type: BC Form 51-901F (previously Document Type Form 61(BC)).

Meeting the Form Requirements
BC Form 510-901 consists of three parts: Instructions to schedules A, B and C, issuer details and a certificate. To comply with National instrument 132-101 it is not necessary to reproduce the instructions that are set out in BC Form 51-901F. A cover page to the schedules titled BC Form 51-901F that includes the issuer details and certificate is all that is required to meet the BC Form 51-901F requirements. The form of the certificate should be amended so as to refer to one or two of the three schedules required to complete the report.

ISSUER DETAILS

NAME OF ISSUER			FOR QUARTER ENDED	DATE OF REPORT YY MM DD
Emgold Mining Corporation.			December 31, 2002	2003 May 20
ISSUER ADDRESS				
Suite 1400 – 570 Granville Street				
CITY	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
Vancouver	BC	V6C 3P1	604-687-4212	604-687-4622
CONTACT NAME		CONTACT POSITION		CONTACT TELEPHONE NO.
Shannon Ross		Secretary		604-687-4622
CONTACT EMAIL ADDRESS		WEB SITE ADDRESS		
sross@langmining.com		www.emgoldmining.com		

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY MM DD
[signature]	Sargent H. Berner	2003 MAY 16
DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY MM DD
[signature]	William J. Witte	2003 MAY 16

EMGOLD MINING CORPORATION
QUARTERLY REPORT
DECEMBER 31, 2002

Schedule A:

See audited consolidated financial statements.

Schedule B:

1. **Analysis of expenses and deferred costs**

   See audited consolidated financial statements attached in Schedule A to the Form 51-901.

2. **Related party transactions**

   See note 10 to the audited consolidated financial statements for the year ended December 31, 2002.

3. **Summary of securities issued and options granted during the period**

   (a) **Securities issued during the three months ended December 31, 2002**

Date of Issue	Type of Security	Type of Issue	Number	Price ($)	Total Proceeds ($)	Type of Consider-ation	Commis-sion Paid
Dec. 20, 2002	Common	Private placement	2,350,000	0.25	587,500	Cash	$47,000

   (b) **Options granted during the three months ended December 31, 2002**

   Nil

4. **Summary of securities as at the end of the reporting period**

   (a) **Authorized Capital**

   500,000,000 common shares without par value.
   50,000,000 preferred shares.

   (b) **Issued and Outstanding Capital at December 31, 2002**

   25,119,319 common shares are issued and outstanding. (See Note 7 to the consolidated financial statements.

(c) (i) **Stock Options Outstanding**

# of Shares	Exercise Price ($)	Expiry Date
165,000	0.30	April 22, 2003
115,000	0.30	September 22, 2003
52,000	0.30	June 16,2004
13,000	0.30	February 21, 2007
195,000	0.30	April 21, 2007
202,000	0.25	January 15, 2009
150,000	0.25	June 11, 2009
1,077,000	0.10	October 12, 2011
1,969,000		

(ii) **Warrants Outstanding**

# of Shares	Exercise Price ($)	Expiry Date
960,000	0.30	September 20, 2003
960,000	0.30	September 27, 2003
2,820,000	0.30	December 20, 2003
4,740,000		

(d) **Shares in Escrow**

There are 4,558 common shares held in escrow. These shares were cancelled subsequent to the year ended December 31, 2002.

5. **List of directors and officers**

Frank A. Lang –Chairman and Director
William J. Witte –President, Chief Executive Officer and Director
Ron Lang - Director
Sargent H. Berner - Director
Ross Guenther – Director
Arthur G. Troup – Vice President, Exploration
Shannon M. Ross – Chief Financial Officer and Corporate Secretary

Proxy

ANNUAL GENERAL MEETING OF MEMBERS OF EMGOLD MINING CORPORATION (the "Company")

TO BE HELD IN THE STRATHCONA ROOM, FOUR SEASONS HOTEL, 791 WEST GEORGIA STREET, VANCOUVER, BRITISH COLUMBIA, ON WEDNESDAY, JUNE 18, 2003, AT 2:00 P.M.

(the "Meeting")

The undersigned Member of the Company hereby appoints, William J. Witte, President of the Company, or failing this person, Shannon M. Ross, Secretary and CFO of the Company, or in the place of the foregoing, ______________________________ as proxyholder for and on behalf of the Member with the power of substitution to attend, act and vote for and on behalf of the Member in respect of all matters that may properly come before the Meeting of the Members of the Company and at every adjournment thereof, to the same extent and with the same powers as if the undersigned Member were present at the said Meeting, or any adjournment thereof.

The Member hereby directs the proxyholder to vote the securities of the Company registered in the name of the Member as specified herein.

Resolutions (For full detail of each item, please see the enclosed Notice of Annual and General Meeting and Information Circular)

		For	Against
1.	To determine the number of Directors at six		
		For	**Withhold**
2.	To elect as Director, Frank A. Lang.		
3.	To elect as Director, Sargent H. Berner.		
4.	To elect as Director, Ross Guenther.		
5.	To elect as Director, Ronald M. Lang.		
6.	To elect as Director, William J. Witte.		
7.	To elect as Director, John King Burns.		
8.	To appoint PricewaterhouseCoopers LLP, Chartered Accountants, as Auditors of the Company at a remuneration to be fixed by the board of directors.		
		For	**Against**
9.	To pass an ordinary resolution, that the directors of the Company be authorized to re-capitalize the Company, through the issuance of common shares for cash, property (including settlement of debts) or services, by issuing, in one or more private placements, such number of securities as would constitute in total an amount of common shares that exceeds 25% of the total number outstanding as at May 14, 2003 (the "Record Date"), during the next 12 month period.		
10.	To pass an ordinary resolution of the Disinterested Members of the Company that Directors in their discretion be authorized to amend stock options previously granted to insiders, Directors, senior officers, employees or consultants, subject to all necessary regulatory approvals.		
11.	To pass an ordinary resolution of Disinterested Members of the Company that, until otherwise approved by shareholders, the Directors in their discretion be authorized to increase the number of shares reserved for issuance under the Company's existing Stock Option Plan from 2,267,580 to 5,584,616 shares, representing 20% of the issued and outstanding shares of the Company as at April 30, 2003.		
12.	To transact such other business as may properly come before the Meeting.		

The undersigned Member hereby revokes any proxy previously given to attend and vote at said Meeting.

SIGN HERE: ______________________________

Please Print Name: ______________________________

Date: ______________________________

Number of Shares Represented by Proxy: ______________________________

IF THE NUMBER OF SHARES REPRESENTED BY THIS PROXY FORM IS NOT INDICATED BY THE MEMBER, THEN IT SHALL BE DEEMED TO REPRESENT THAT NUMBER INDICATED ON THE AFFIXED LABEL.

THIS PROXY FORM IS NOT VALID UNLESS IT IS SIGNED AND DATED.

SEE IMPORTANT INFORMATION AND INSTRUCTIONS ON REVERSE.

INSTRUCTIONS FOR COMPLETION OF PROXY

1. **This Proxy is solicited by the Management of the Company.**

2. **If someone other than the Member of the Company signs this proxy form** on behalf of the named Member of the Company, documentation acceptable to the chairman of the Meeting must be deposited with this proxy form, authorizing the signing person to do such. **If the proxy form is not dated by the Member, it shall be deemed to be dated seven (7) calendar days after it was mailed to the Member by Computershare Trust Company of Canada.**

3. ***(i)*** ***If a registered Member wishes to attend the Meeting to vote on the resolutions in person****, register your attendance with the Company's scrutineers at the Meeting.*

   (ii) ***If the securities of a Member are held by a financial institution and the Member wishes to attend the Meeting to vote on the resolutions in person***, cross off the management appointee name or names, insert the Member's name in the blank space provided, do not indicate a voting choice by any resolution, sign and date the proxy form and return the proxy form to the financial institution or its agent. At the Meeting, a vote will be taken on each of the resolutions as set out on this proxy form and the Member's vote will be counted at that time.

4. ***If a Member cannot attend the Meeting but wishes to vote on the resolutions*, the Member can *appoint another person*, who need not be a Member of the Company, to vote according to the Member's instructions. To appoint someone other than the person named, cross off the management appointee name or names and insert the Member's appointed proxyholder's name in the space provided, sign and date the proxy form and return the proxy form. Where no instruction on a resolution is specified by the Member, this proxy form confers discretionary authority upon the Member's appointed proxyholder.**

5. ***If the Member cannot attend the Meeting but wishes to vote on the resolutions*** and to ***appoint one of the management appointees*** named, leave the wording appointing a nominee as shown, sign and date the proxy form and return the proxy form. **Where no instruction is specified by a Member on a resolution shown on the proxy form, a nominee of management acting as proxyholder will vote the securities as if the Member had specified an affirmative vote.**

6. The securities represented by this proxy form will be voted or withheld from voting in accordance with the instructions of the Member on any poll of a resolution that may be called for and, if the Member specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. With respect to any amendments or variations in any of the resolutions shown on the proxy form, or matters which may properly come before the Meeting, the securities will be voted, if so authorized, by the proxyholder appointed, as the proxyholder in his/her sole discretion sees fit. **This proxy confers discretionary authority with respect to matters other than the election of directors and appointment of auditor, identified or referred to in the accompanying Notice of Annual General Meeting for which no instruction is given, and with respect to other matters that may properly come before the Meeting.**

7. If a registered Member has returned the proxy form, **the Member may still attend the Meeting and vote in person should the Member later decide to do so.** To attend, and vote at the Meeting, the Member must record his/her attendance with the Company's scrutineers at the Meeting and revoke the proxy form in writing.

This proxy will not be valid unless completed, signed, dated and delivered to the office of the Company's registrar and transfer agent, Computershare Trust Company of Canada by mail in the enclosed self-addressed envelope or failing that, by mail or by hand at 9th Floor, 100 University Avenue, Toronto, ON, Canada, M5J 2Y1, or by fax 1-(866) 249-7775 or (416) 263-9524, not later than forty-eight (48) hours, excluding Saturdays, Sundays and holidays, prior to the time of the Meeting, unless the chairman of the Meeting elects to exercise his discretion to accept proxies received subsequently.